   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 3, 1999
                                                      REGISTRATION NO. 333-84517

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------


                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------
                                 SYNOPSYS, INC.
             (Exact name of registrant as specified in its charter)

                  DELAWARE                                56-1546236
        (State or Other Jurisdiction of     (I.R.S. Employer Identification No.)
         Incorporation or Organization)


                            700 EAST MIDDLEFIELD ROAD
                         MOUNTAIN VIEW, CALIFORNIA 94043
                        (Address, including zip code, of
                   Registrant's principal executive offices)
                               ------------------
                               STEVEN K. SHEVICK
                       VICE PRESIDENT AND GENERAL COUNSEL
                                 SYNOPSYS, INC.
                            700 EAST MIDDLEFIELD ROAD
                         MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 962-5000
  (Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ------------------
                                   COPIES TO:
                             TIMOTHY R. CURRY, ESQ.
                         BROBECK, PHLEGER & HARRISON LLP
                              TWO EMBARCADERO PLACE
                                 2200 GENG ROAD
                           PALO ALTO, CALIFORNIA 94303
                                 (650) 424-0160
                               ------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                               ------------------
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]





    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                   ADDITION OF INFORMATION IN THE PROSPECTUS


        The purpose of this Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (Registration No. 333-84517) of Synopsys, Inc., a Delaware Corporation, is to add the information under the captions "WHERE TO FIND MORE INFORMATION ABOUT SYNOPSYS", "INFORMATION INCORPORATED BY REFERENCE"; and "USE OF PROCEEDS" contained on page 16 of the prospectus.

                            DATED SEPTEMBER 3, 1999



PROSPECTUS

                                     [LOGO]




                                 SYNOPSYS, INC.

                                  45,845 SHARES

                                  COMMON STOCK

    These shares may be offered and sold from time to time by certain stockholders of the Company identified in this prospectus. See "Selling Stockholders." The selling stockholders acquired the shares on June 21, 1999 in connection with the acquisition by Synopsys, Inc. ("Synopsys") of all the outstanding securities of Stanza Systems, Inc., a California corporation ("Stanza"), pursuant to that certain Securities Purchase Agreement by and among Synopsys, Stanza and certain securityholders of Stanza, dated as of June 2, 1999 (the "Agreement").

    The selling stockholders will receive all of the net proceeds from the sale of the shares. These stockholders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. The Company will not receive any proceeds from the sale of the shares.

                               ------------------

   YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 4 OF THIS
      PROSPECTUS BEFORE PURCHASING ANY OF THE COMMON STOCK OFFERED HEREBY.


    Synopsys' common stock is quoted on the Nasdaq National Market under the symbol "SNPS." On September 2, 1999, the last reported sale price of the common stock was $58.31 per share.


                               ------------------

    The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                               ------------------


                               September 3, 1999

                                TABLE OF CONTENTS


                                                                                         PAGE
                                                                                         ----

Synopsys, Inc...............................................................................4
Risk Factors................................................................................4
Forward Looking Information.................................................................8
Management's Discussion and Analysis of Financial Condition and Results of Operations...... 9
Where to Find More Information About Synopsys..............................................16
Information Incorporated by Reference......................................................16
Use of Proceeds............................................................................16
Selling Stockholders.......................................................................17
Plan of Distribution.......................................................................18
Legal Matters..............................................................................19
Experts....................................................................................19
Index to Consolidated Financial Statements................................................F-1


    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of Synopsys common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

    In this prospectus, unless indicated otherwise, "Synopsys," the "Company," "we," "us," and "our" refer to Synopsys, Inc. and its subsidiaries.

                                 SYNOPSYS, INC.

    Synopsys develops, markets, and supports electronic design automation (EDA) products for designers of integrated circuits (ICs) and electronic systems. Synopsys offers a range of design tools, verification tools and systems, design reuse products and physical design tools that significantly improve designers' productivity by offering improved time to market, reduced development and manufacturing costs, and enhanced design quality of results when compared to earlier generations of EDA products. Synopsys also provides training, support and consulting services for its customers.

                                  RISK FACTORS

    You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties may also impair our business operations.

    If any of the following risks actually occur, our business, financial condition, or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

    This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of a variety of factors, including those set forth in the following risk factors and elsewhere in, or incorporated by reference into, this prospectus. In evaluating an investment in the shares you should consider carefully the following risk factors in addition to the other information presented in this prospectus or incorporated by reference into this prospectus.

FACTORS THAT MAY AFFECT FUTURE RESULTS

    Our Revenue and Earnings May Be Subject to Fluctuation. Many unpredictable factors affect our revenue and earnings, which makes it difficult to achieve predictable revenue and earnings growth. Among these factors are customer product and service demand, product license terms, the size of our backlog, and the timing of revenue recognition on products and services sold. The following specific factors could affect our revenues and earnings in a particular quarter or over several quarterly or annual periods:

o Our orders have been seasonal. Historically, our first fiscal quarter has been our weakest. Our recently announced fiscal year change may affect the seasonal pattern of our revenues and may make it difficult to compare fiscal periods before and after the change.

o Our products are complex, and before buying them customers spend a great deal of time reviewing and testing them. The sales cycle does not necessarily match quarterly periods, and if by the end of any quarter we have not sold enough new licenses, our orders and revenues could be below our plan.

o Like many companies in the software industry, in the past we have received a disproportionate volume of orders in the last week of a quarter, and recognized a disproportionate amount of revenue in the last week of a quarter. In addition, a large proportion of our business is attributable to our largest customers. As a result, if any order, and especially a large order, is delayed beyond the end of a fiscal period, our orders and revenue for that period could be below our plan.

o The accounting rules we are required to follow permit us to recognize revenue only when certain criteria are met. Orders for certain of our products and services yield revenue over multiple quarters (often extending beyond the current fiscal year) or upon completion of performance rather than at the time of sale. In addition, the specific terms agreed to with a customer may have the effect of requiring deferral of revenue in whole or in part or, alternatively, of permitting us to accelerate the recognition of revenue for products to be used over multiple years. A number of our recent transactions have involved multi-year licenses with respect to which a significant portion of the revenue was recognized in the initial quarter (consistent with relevant accounting rules). Therefore, for a given quarter it is possible for us to fall short in our revenue and/or earnings plan even while orders and backlog remain on plan or, conversely, to meet our revenue and/or earnings plan by drawing on backlog and deferred revenue while orders are under plan.

o We are making changes to the license and pricing structure for our software products. Although we believe that these changes have benefits for both Synopsys and our customers, if customer reaction is not favorable, the transition to the new structure could be disruptive to business and result in the deferral or loss of sales.

   Our Industry is Highly Competitive. The EDA industry is highly competitive. We compete against other EDA vendors, and with customers' internally developed design tools and internal design capabilities, for a share of the overall EDA budgets of our potential customers. In general, competition is based on product quality and features, post-sale support, price and, as discussed below, the ability to offer a complete design flow. Our competitors include companies that offer a broad range of products and services, such as Cadence Design Systems, Inc. (Cadence), Mentor Graphics, Inc. (Mentor) and Avant! Corporation (Avant!), as well as companies, including numerous start-up companies, that offer products focused on a discrete phase of the integrated circuit design process. Synopsys' competitors continue to offer aggressive discounts on their products, in particular on synthesis and Verilog simulation products. If this behavior continues, overall pricing for EDA products may be affected. In order to remain successful against such competition, we must continue to enhance our current products and bring to market new products that address the needs of our customers. We also will have to expand our consulting services business. The failure to enhance existing products, develop and/or acquire new products or to expand our ability to offer consulting services could have a material adverse effect on our business, financial condition and results of operations.

   Technology advances and customer requirements are fueling a change in the nature of competition among EDA vendors. Increasingly, EDA companies compete on the basis of "design flows" involving integrated logic and physical design tools rather than on the basis of individual "point" tools performing a discrete phase of the design process. No single EDA company currently offers its customers industry-leading products in a complete design flow. We offer a wide range of logic design tools and have recently expanded our offerings of physical design tools, but we do not offer a complete physical design flow. Cadence and Avant!, which dominate the market for physical design tools, each have acquired logic synthesis technology in an effort to complete their design flows. (In addition, Cadence's acquisition of logic design products has led to significant reductions in purchases of our logic design software by Cadence, which was one of our ten largest customers in fiscal 1998.) If we are unsuccessful in developing a complete design flow on a timely basis, our competitive position could be significantly weakened.

   Our Revenue Growth Depends on Our Non-Synthesis Products. Historically, much of our growth has been attributable to the strength of our logic synthesis products. Opportunities for growth in market share in this area are limited, and synthesis revenues are expected to grow more slowly than our target for overall revenue growth, although synthesis revenues were stronger than expected in the third quarter. In order to meet our revenue plan, revenue from our non-synthesis design creation products, certain high level verification products, deep submicron products and professional services must grow faster than our overall revenue growth target. During the third quarter of fiscal 1999, revenue from design creation products and design verification products grew faster than the overall corporate rate, revenue from deep submicron products grew more slowly than the overall corporate growth rate and revenue from professional services grew faster than the overall corporate growth rate, although below planned growth. Among the products that we expect to be the most important contributors to revenue growth are our PrimeTime(R) timing analysis, Formality(R) formal verification, Module Compiler(TM) datapath synthesis, Chip Architect design planning, FlexRoute top level routing, VCS(TM) Verilog simulation and EPIC(R) deep submicron analysis and verification products. If revenue growth for these products fails to meet our goals, it is unlikely that we will meet our overall revenue growth target.

   In order to sustain revenue growth over the long term, we will have to introduce new products that are accepted by a broad range of customers and to significantly expand our consulting services business. Product success is difficult to predict. The introduction of new products and growth of a market for such products cannot be assured. In the past we, like all companies, have had products that have failed to meet our revenue expectations. Expanding revenue from consulting services will require us to recruit, hire and train a large number of skilled employees, and to implement management controls on bidding and executing on consulting engagements. The consulting business is significantly different from the software business, however, and increasing consulting orders and revenue while maintaining an adequate level of profit can be difficult. There can be no assurance that we will be successful in expanding revenue from existing or new products at the desired rate or in expanding our services business, and the failure to do so would have a material adverse effect on our business, financial condition and results of operations.

   Businesses We Acquire May Not Perform as Projected. We have acquired or merged with a number of companies in recent years, including EPIC Design Technology, Inc., Viewlogic, Systems Science, Inc., Everest, Gambit, Smartech, Stanza and Apteq, and as part of our efforts to increase revenue and expand our product and services offerings we may acquire additional companies. In addition to direct costs, acquisitions pose a number of risks, including potential dilution of earnings per share, delays and other problems of integrating the acquired products and employees into our business, the failure to realize expected synergies or cost savings, the failure of acquired products to achieve projected sales, the drain on management time for acquisition-related activities, possible adverse effects on customer buying patterns due to uncertainties resulting from an acquisition, and assumption of unknown liabilities. While we attempt to review proposed acquisitions carefully and negotiate terms that are favorable to Synopsys, there is no assurance that any individual acquisition will have the projected effect on our performance.

   Our Business Depends on the Semiconductor and Electronics Businesses. Our business has benefited from the rapid worldwide growth of the semiconductor industry. Purchases of our products are largely dependent upon the commencement of new design projects by semiconductor manufacturers and their customers. While a number of market segments are growing at a healthy pace, the overall outlook for the semiconductor industry remains uncertain. Over the past year, a number of our customers have announced layoffs of their employees, restructurings or the suspension of investment plans. The effect of such developments on demand from these customers is difficult to predict, but, as a result of such actions, their EDA budgets could be reduced, alone or as part of overall expense control efforts. In addition, there have been a number of mergers in the semiconductor and systems industries, which may reduce the aggregate level of purchases of our products and services by the combined companies. Slower growth in the semiconductor and systems industries, a reduced number of design starts, tightening of customers' operating budgets or continued consolidation among our customers may have a material adverse effect on our business, financial condition and results of operations.

   Continued Stagnation of International Economies Will Adversely Affect Our Performance. International revenue is vulnerable to changes in foreign currency exchange rates and in regional or worldwide economic or political conditions. Since the beginning of the Asian economic crisis, international revenue has declined significantly as a percentage of overall revenue, as Asian customers have deferred their investments in semiconductor facilities and technology. It will be difficult to sustain our overall growth rate if revenue from Asia remains stagnant or grows slowly. In particular:

o If the Japanese economy remains weak, revenue from Japan and the rest of Asia will be adversely affected. In addition, the yen-dollar exchange rate remains subject to unpredictable fluctuations. Weakness of the yen could adversely affect revenue from Japan during future quarters.

o Korea's ongoing economic weakness has had, and is likely to continue to have a significant adverse effect on our orders and revenue from Korea. In addition, two of our four largest Korean customers have merged, which may result in a lower level of orders from the combined company than we might have received if the two companies remained separate.

o Asian countries other than Japan and Korea also have experienced economic and currency problems. If such conditions persist, orders and revenues from the Asia Pacific region would be adversely affected.

   Our Success Depends on Recruiting and Retaining Key Personnel. Our success is dependent on technical and other contributions of key employees. We participate in a dynamic industry, with significant start-up activity, and our headquarters is in Silicon Valley, where skilled technical, sales and management employees are in high demand. There are a limited number of qualified EDA engineers, and the competition for such individuals is intense. Experience at Synopsys is highly valued in the EDA industry, and our employees are recruited aggressively by our competitors and by start-up companies, including those in internet-related businesses. Our salaries are competitive in the market, but under certain circumstances, start-up companies can offer more attractive stock option packages.

As a result, we have experienced, and may continue to experience, significant employee turnover. In addition, there can be no assurance that we can continue to recruit and retain key personnel. Failure to successfully recruit and retain such personnel could have a material adverse effect on our business, financial condition and results of operations.

    Uncertainty Regarding Intellectual Property Rights. Our success is dependent, in part, upon our proprietary technology and other intellectual property rights. There can be no assurance that our competitors will not independently develop or acquire similar techniques or gain access to our proprietary technology or that we can protect our rights to our technology. We rely on confidentiality agreements with collaborators, employees, vendors and consultants to protect our proprietary technology. There can be no assurance that these agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets will not otherwise become known or be independently developed by competitors. Failure to obtain or maintain patent or trade secret protection, for any reason, could have a material adverse effect on our business, financial condition and results of operations.

   Fixed Operating Expenses. Our operating expenses are based in part on our expectations of future revenue, and expense levels are generally committed in advance of revenue. We expect to continue to increase operating expenses in order to generate and support continued growth in revenue. If we were unsuccessful in generating such revenue, our business, financial condition and results of operations could be materially adversely affected. Net income in a given quarter or fiscal year may be disproportionately affected by a reduction in revenue growth because only a small portion of our expenses varies with revenue.

   Anti-Takeover Provisions. We have adopted a number of provisions that could have anti-takeover effects. The Board of Directors has adopted a Preferred Shares Rights Plan, commonly referred to as a "poison pill." In addition, the Board of Directors has the authority, without further action by its stockholders, to issue additional shares of Common Stock and to fix the rights and preferences of, and to issue authorized but undesignated shares of Preferred Stock. These and other provisions of Synopsys' Restated Certificate of Incorporation and Bylaws and the Delaware General Corporation Law may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of Synopsys, including transactions in which the stockholders of the Company might otherwise receive a premium for their shares over then current market prices.

   Year 2000 Problems. We are uncertain as to the Year 2000 readiness of our customers, and if one or more important customers were to experience Year 2000-related problems that interfered with their purchases of Synopsys products, our revenues could be reduced. In addition, if we are not able to identify and fix Year 2000 problems relating to the computer systems and software we rely on to run our business, or if our telecommunications, power supply or another important service or product were to malfunction due to Year 2000-related problems, we could experience a disruption in our business, which could have a material adverse impact on our business, financial condition and results of operations.

   Change in Financial Accounting Standards. We prepare our financial statements in conformity with generally accepted accounting principles (GAAP). GAAP are subject to interpretation by the AICPA, the SEC and various bodies formed to interpret and create appropriate accounting policies. A change in these policies could have a significant effect on our reported results, and might even affect our reporting of transactions completed before a change is announced.

   For example, recent developments in the way the SEC views in-process research and development (IPRD) charges has made it difficult to predict with confidence the financial statement effects of acquisitions accounted for by the purchase method of accounting. The Financial Accounting Standards Board (FASB), an accounting standards group working under the aegis of the SEC, is considering whether to recommend the elimination of IPRD charges altogether. FASB also is planning to issue a proposal to eliminate pooling-of-interests accounting treatment for acquisitions. Each of these changes may affect the Company's future merger and acquisition activity by affecting the Company's accounting for such transactions. Future mergers and acquisitions (and, depending upon the effective date of any changes, perhaps already-completed transactions) would result in a relatively greater amount of goodwill on the Company's balance sheet, and of the corresponding amortization expense in the Company's income statement. In response to these developments, we have begun to report "earnings before goodwill" in addition to the other measures of earnings required under GAAP.

   Accounting policies affecting many other aspects of our business, including rules relating to software revenue recognition, employee stock purchase plans and stock option grants have recently been revised or are under review by one or more accounting authorities. Changes to these rules, or the questioning of current practices, may have a significant adverse effect on our reported financial results or in the way we conduct our business.

                           FORWARD LOOKING INFORMATION

    This prospectus, including the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). Our actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below. In particular, the section of this prospectus captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" and such section of any subsequently filed Exchange Act reports may contain forward-looking statements. In addition, passages containing the words "expects," "plans," "projects," "believes," "anticipates," "target" and similar words are forward-looking statements. In connection with forward-looking statements which appear in these or other disclosures, prospective purchasers of the shares offered hereby should carefully consider the factors set forth in this prospectus under "Risk Factors" and such section of any subsequently filed Exchange Act reports.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following is the "Management's Discussion and Analysis of Financial Condition and Results of Operations" from Synopsys' Form 10-K filed December 23, 1998, as modified to include the financial position and results of operations of Everest Design Automation, Inc. (Everest) for all periods covered. The Company acquired Everest on November 21, 1998 in a merger accounted for as a pooling-of-interests. This discussion speaks as of the date contained in such Form 10-K and has not been otherwise modified or updated. The Company disclaims any intent or obligation to modify this discussion to reflect events or developments subsequent to the date of such previously filed discussion. You should refer to Synopsys' Quarterly Reports on Form 10-Q for quarterly periods subsequent to September 30, 1998 as well as various Current Reports on Form 8-K filed after such date for current information about Synopsys' financial condition and results of operations.

    The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere herein as well as the section entitled "Factors That May Affect Future Results." Except for the historical information presented, the following discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below in "Factors That May Affect Future Results." In addition, past results and trends should not be used by investors to anticipate future results and trends.

FINANCIAL SUMMARY

                                                              As of or For The Years Ended September 30,(1)
(In thousands, except per share data)                  1998           1997           1996           1995           1994
----------------------------------------------       --------       --------       --------       --------       --------

Revenue                                              $717,940       $646,956       $525,599       $410,644       $328,644
Income before provision for income taxes and
    extraordinary items (2)                           116,861        132,793         40,228         59,126         31,319
Extraordinary items, net of income tax expense         28,404             --             --             --             --
Provision for income taxes                             55,819         51,043         23,426         22,771         17,210
Net income                                             89,446         81,750         16,802         36,355         14,109
Earnings per share (3)                                   1.34           1.30           0.28           0.64           0.30
    Basic                                                1.29           1.24           0.27           0.59           0.24
    Diluted
Working capital                                       504,759        336,675        238,942        221,425        138,748
Total assets                                          951,633        769,499        584,853        446,443        336,897
Long-term debt                                         13,138          9,191         15,974             63             --
Stockholders' equity                                  664,941        502,445        350,547        287,362        195,297

-----------

(1) Amounts and per share data for periods presented have been retroactively restated to reflect the merger of Everest in a pooling-of-interests transaction effective November 21, 1998.

(2) Includes charges of $33.1 million, $5.5 million, $64.5 million, $12.5 million and $5.9 million for the years ended September 30, 1998, 1997, 1996, 1995 and 1994, respectively, for in-process research and development and other costs. Includes merger-related and other costs of $51.0 million, $11.4 million and $7.4 million for the years ended September 30, 1998, 1997 and 1994, respectively.

(3) The Company adopted Statement of Financial Accounting Standards No. 128 (SFAS 128) on October 1, 1997. Earnings per share amounts for all periods presented have been restated to conform to SFAS 128 requirements.

RESULTS OF OPERATIONS

    Mergers. Subsequent to fiscal 1998, the Company acquired Everest, a developer of integrated circuit routing software and related technology. The Company exchanged approximately 1.4 million shares of its common stock for all the outstanding stock of Everest and reserved approximately 120,000 shares of its common stock for issuance under Everest's stock option plan, which the Company assumed in the transaction. The business combination was accounted for as a pooling-of-interests, and accordingly, the Company's consolidated financial statements have been restated to include the financial position and results of Everest for all periods presented. The Board of Directors rescinded the Company's stock repurchase program in order to comply with pooling-of-interests accounting rules.

    In December 1997, the Company issued approximately 11.3 million shares of its common stock in exchange for all the outstanding shares of common stock of Viewlogic Systems, Inc. (Viewlogic), a worldwide supplier of electronic design automation (EDA) software. In addition, options to acquire Viewlogic's common stock were exchanged for options to acquire approximately 2.8 million shares of the Company's common stock. The merger was accounted for as a pooling-of-interests, and accordingly, the Company's consolidated financial statements have been restated to include the financial position and results of Viewlogic for all periods presented. On October 2, 1998, the Company sold Viewlogic Systems, Inc. (VSI), the printed circuit board (PCB)/Systems design segment of the Viewlogic business to a management-led buy-out group for $51.9 million in cash. As a result of the transaction, the Company recorded an extraordinary gain of $26.5 million, net of income tax expense, in the fourth quarter of fiscal 1998. The Company retained a minority investment of 14.9% of the fully diluted equity in the new company (See Extraordinary Items).

    In February 1997, the Company issued approximately 10.3 million shares of its common stock in exchange for all the outstanding shares of common stock of EPIC Design Technology, Inc. (EPIC), a developer of design automation tools for deep submicron design in the area of integrated circuit power, timing, and reliability analysis. In addition, options to acquire EPIC's common stock were exchanged for options to acquire approximately 1.5 million shares of the Company's common stock. The EPIC merger was accounted for as a pooling-of-interests, and accordingly, the Company's consolidated financial statements have been restated to include the financial position and results of EPIC for all periods presented.

    Acquisitions. In July 1998, the Company acquired Systems Science, Inc.
(SSI), a developer of advanced tools for electronic design verification and test. The acquisition was accounted for as a purchase with the Company exchanging a combination of cash of $26.0 million and notes of $12.0 million. In addition, the Company reserved approximately 318,000 shares of its common stock for issuance under SSI's stock option plan, which the Company assumed in the acquisition. The total purchase price of $47.1 million was allocated to the acquired assets and liabilities based on their estimated fair values as of the date of the acquisition. This includes allocations of $18.2 million to goodwill and other intangible assets, which are being amortized on a straight-line basis, generally over a five-year period. Approximately $28.9 million was allocated to in-process research and development and other costs and charged to operations.

    In October 1997, the Company acquired two small privately held companies in the EDA industry, each of which has been accounted for as a purchase. The purchase price, acquisition costs and net liabilities assumed for these acquisitions totaled approximately $4.2 million, which was allocated to in-process research and development and other costs and charged to operations.

    Pro forma results of operations have not been presented since the effects of the acquisitions were not material to the Company's consolidated financial position, results of operations or cash flows for the periods presented.

    Revenue. Revenue consists of fees for licenses and subscriptions of the Company's software products, sales of system products, maintenance and support, customer training, and consulting. The Company's revenue increased by 11% to $717.9 million in fiscal 1998 from $647.0 million in fiscal 1997 and by 23% from $525.6 million in fiscal 1996 compared to fiscal 1997. The percentage of the Company's total revenue attributable to software and system products decreased to 60% in fiscal 1998 from 63% in fiscal 1997 and 66% in fiscal 1996, primarily due to an increase in the Company's base of installed software and the associated increase in maintenance and support, customer training, and consulting revenue.

    Product revenue increased by 6% to $431.0 million in fiscal 1998 from $408.3 million in fiscal 1997 and by 18% from $346.1 million in fiscal 1996 compared to fiscal 1997. For each of the years, these increases were primarily due to increased worldwide licensing and sales of the Company's EDA software products. Service revenue increased by 20% to $287.0 million in fiscal 1998 from $238.7 million in fiscal 1997 and by 33% from $179.5 million in fiscal 1996 compared to fiscal 1997. For each of the years, these increases were primarily attributable to the renewal of maintenance and support contracts for EDA products and growth in customer training and consulting services.

    In fiscal 1998, the Company adopted Statement of Position (SOP) 97-2, "Software Revenue Recognition." The provisions of SOP 97-2 have been applied to transactions entered into beginning October 1, 1997 (See Note 1 of Notes to Consolidated Financial Statements). The effect of the adoption of SOP 97-2 was not material.

    Revenue from international operations was $279.8 million, $262.2 million and $221.5 million, or 39%, 41% and 42% of total revenue in fiscal 1998, 1997 and 1996, respectively. The decrease in international revenue as a percentage of total revenue in fiscal 1998 compared to fiscal 1997 was due primarily to decreased revenue in Asia/Pacific and Japan as a result of the economic turmoil in many Asia/Pacific markets. This decrease was partially offset by growth in European revenue during fiscal 1998. The decrease in international revenue as a percentage of total revenue in fiscal 1997 compared to fiscal 1996 was due primarily to a decrease in revenue in Japan, which was attributable to a decline in the value of the yen versus the U.S. dollar.

    Cost of Revenue. Cost of product revenue includes cost of production personnel, product packaging, documentation, amortization of capitalized software development costs, and costs of the Company's system products. The cost of internally developed capitalized software is amortized based on the greater of the ratio of current product revenue to the total of current and anticipated product revenue or the straight-line method over the software's estimated economic life of approximately two years. Cost of product revenue remained relatively flat at 5% of total revenue in fiscal 1998 compared to 6% of total revenue in fiscal 1997 and 5% of total revenue in fiscal 1996. Cost of service revenue includes personnel and the related costs associated with providing training and consulting services. Cost of service revenue as a percentage of total revenue was 8% of total revenue in both fiscal 1998 and 1997 and 7% in fiscal 1996. The increase in cost of service from fiscal 1996 was due to the Company's investment in the infrastructure required to expand its training and consulting business during fiscal 1998 and 1997.

    Research and Development. Research and development expenses increased by 7% to $156.7 million in fiscal 1998 from $146.8 million in fiscal 1997 and by 22% from $120.0 million in fiscal 1996 compared to fiscal 1997, net of capitalized software development costs. Research and development expenses represented 22%, 23% and 23% of total revenue in fiscal 1998, 1997 and 1996, respectively. The increase in absolute dollars reflects the Company's ongoing research and development efforts in a wide variety of areas, which the Company believes are essential to developing best-in-class EDA solutions and maintaining technological leadership. A significant portion of the increase for each fiscal year was due to the addition of personnel and personnel-related costs. Also, fiscal 1998 included an additional week of operations, which was partially offset by synergies realized from the integration of Viewlogic into Synopsys' operations. The Company anticipates that it will continue to commit substantial resources to research and development in the future, provided that it is able to continue to hire and retain a sufficient number of qualified personnel. If the Company believes that it is unable to enter a particular market in a timely manner, it may license technology from other businesses or acquire other businesses as an alternative to internal research and development. For fiscal 1999, the Company expects that research and development expenses as a percentage of total revenue will be at or slightly below the fiscal 1998 level.

    Sales and Marketing. Sales and marketing expenses increased by 2% to $245.4 million in fiscal 1998 from $240.6 million in fiscal 1997 and by 17% from $204.9 million in fiscal 1996 compared to fiscal 1997. Sales and marketing expenses represented 34%, 37% and 39% of total revenue in fiscal 1998, 1997 and 1996, respectively. Total expenses increased in absolute dollars in each fiscal year primarily from personnel and personnel-related costs due to the continued growth of the Company's worldwide sales and marketing organizations and an increase in professional services. Also, fiscal 1998 included an additional week of operations, which was partially offset by synergies realized from the integration of Viewlogic into Synopsys' operations. The Company expects that for fiscal 1999, sales and marketing expenses as a percentage of total revenue will be below the fiscal 1998 level.

    General and Administrative. General and administrative expenses remained relatively constant at $47.2 million in fiscal 1998 compared to $47.3 million in fiscal 1997. General and administrative expenses increased in absolute dollars by 13% from $42.0 million in fiscal 1996 compared to fiscal 1997. As a percentage of total revenue, general and administrative expenses were 7%, 7% and 8% in fiscal 1998, 1997 and 1996, respectively. In fiscal 1998, general and administrative expenses included an additional week of operations; however, the associated expense increases were offset by synergies realized from the integration of Viewlogic into Synopsys' operations. In fiscal 1997, general and administrative expenses increased primarily due to an increase in personnel and personnel-related costs necessary to support the Company's infrastructure. The Company expects that for fiscal 1999, general and administrative expenses as a percentage of total revenue will be slightly below the fiscal 1998 level.

    Merger-Related and Other Costs. As a result of various business combinations accounted for as a pooling-of-interests in fiscal 1998 and 1997, the Company incurred merger-related and other costs of $51.0 million and $11.4 million, respectively. These expenses related to transaction costs, employee termination and transition costs, legal costs, write-off of equipment and other assets, and redundant facility and other costs. As of September 30, 1998, there was a balance of $3.5 million in accrued liabilities for expected future cash expenditures, which are expected to be paid in the next six months.

    In-Process Research and Development and Other Costs. During fiscal 1998, the Company acquired three businesses for an aggregate total of $51.3 million. Of the aggregate purchase price, $33.1 million was allocated to in-process research and development and other costs and charged to operations. Each of these business combinations was accounted for as a purchase.

    Other Income, Net. Other income, net was $26.0 million, $24.4 million and $11.6 million, or 4%, 4% and 2% of total revenue in fiscal 1998, 1997 and 1996, respectively. Other income, net increased in each fiscal year primarily due to higher average invested cash and short-term investment balances. In addition, in fiscal 1998 and 1997 other income, net increased due to gains realized on sales of equity investments.

    Interest Rate Risk. The Company's exposure to market risk for changes in interest rates relates primarily to its investment portfolio and long-term debt. The Company does not use derivative financial instruments for speculative or trading purposes. The Company places its investments in instruments that meet high credit quality standards, as specified in the Company's investment policy. The policy also limits the amount of credit exposure to any one issue, issuer and type of instrument. The Company does not expect any material loss with respect to its investment portfolio.

    The table below presents the carrying value and related weighted-average interest rates for the Company's investment portfolio. The carrying value approximates fair value at September 30, 1998. In accordance with the Company's investment policy, all investments mature in fifteen months or less. All of the long-term investments mature in December 1999.

Principal (National) Amounts in U.S. Dollars:

                                             Carrying     Average Interest
(in thousands, except interest rates)          Amount          Rate
-------------------------------------         --------     ----------------

Cash equivalents - fixed rate                $ 23,806          3.47%
Short-term investments - fixed rate           440,082          3.83%
Long-term investments - variable rate             255          3.99%
                                             --------
    Total investment securities               464,143          3.81%
Money market funds - variable rate             37,699          3.69%
                                             --------
    Total interest bearing instruments       $501,842          3.80%
                                             ========

(See Note 3 in accompanying notes to consolidated financial statements for additional information on investment maturity dates, long-term debt and equity price risk related to the Company's long-term investments.)

    Foreign Currency Risk. The Company entered into foreign exchange forward contracts to reduce its exposure to currency fluctuations on intercompany foreign currency denominated balance sheet positions during fiscal 1998. The objective of these contracts is to neutralize the impact of the foreign currency exchange rate movements on the

Company's operating results. The Company's accounting policy for these instruments is based on the Company's designation of such instruments as hedging transactions. The Company does not use derivative financial instruments for speculative or trading purposes. The Company had $38.4 million of short-term foreign exchange forward contracts denominated in Japanese, Italian, German, French, and British currencies which approximated the fair value of such contracts and their underlying transactions as of September 30, 1998. There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately.

    The following table provides information about the Company's foreign exchange forward contracts at September 30, 1998. Due to the short-term nature of these contracts, the contract rate approximates the weighted-average contractual foreign currency exchange rate and the amount in U.S. dollars approximates the fair value of the contract at September 30, 1998. These forward contracts matured in approximately thirty days from December 23, 1998.

Short-Term Forward Contracts to Sell and Buy Foreign Currencies in U.S. Dollars Related to Intercompany Balances:

(in thousands, except for average contract rates)                 Amount        Contract Rate
-------------------------------------------------                ---------       -------------
Forward Contracts:
    Japanese yen                                                $  23,143          135.72
    British pound sterling                                          1,010            1.70
    German mark                                                     4,835            1.67
    French franc                                                    8,565            5.60
    Italian lira                                                      867        1,658.20

    The unrealized gain (loss) on the outstanding forward contracts at September 30, 1998 was immaterial to the Company's consolidated financial statements. The realized gain (loss) on these contracts as they matured was not material to the Company's consolidated financial position, results of operations, or cash flows for the periods presented.

    Extraordinary Items. During the first quarter of fiscal 1998, the Company recorded an extraordinary gain on extinguishment of debt of $1.9 million, net of income tax expense of $1.0 million, related to the cancellation of certain interest bearing notes issued by the Company to International Business Machines Corporation (IBM).

    During the fourth quarter of fiscal 1998, Synopsys completed the partial spin-off of Viewlogic Systems, Inc. (VSI), a company that owns the printed circuit board (PCB)/Systems business of Viewlogic. Synopsys' merger with Viewlogic in December 1997 was accounted for as a pooling-of-interests. The spin-off was accounted for as an extraordinary item, as provided by paragraph 60 of Accounting Principles Board Opinion No. 16 (APB 16), and Synopsys recorded an extraordinary gain, net of income tax expense, of $26.5 million in fiscal 1998 in respect to the spin-off. Synopsys retained common stock equal to 14.9 percent of the fully diluted equity in VSI.

    The Company concluded that the disposition of VSI was consistent with its treatment of the Synopsys-Viewlogic merger as a pooling-of-interests. APB 16 (paragraph 48(c)) states that a condition of pooling-of-interests treatment is that at the time of the merger, management did not plan to dispose of any significant part of the assets of the merged entity. The Company concluded that this condition was met because, on the date of the Synopsys-Viewlogic merger, the Company did not plan to dispose of the PCB/Systems business. The Company believed that there would be synergies between the Company's "high-level" integrated circuit design products and VSI's PCB design products. The ultimate decision to spin-off VSI was based on changes in circumstances following the Synopsys-Viewlogic merger.

    During the months following the merger, the Company came to realize that certain of its assumptions and expectations regarding the operation of the PCB/Systems business as part of Synopsys were not being fulfilled. The Company's initial intent to retain VSI altered due to changes in circumstances as follows:

o A number of engineers working in the PCB/Systems business were hired by competitors, and management became concerned that it would lose more if the business remained part of Synopsys.

o Certain synergies anticipated from operation of the PCB/Systems business as part of Synopsys did not materialize.

o The revenues of the PCB/Systems business grew more slowly than those of Synopsys' other businesses. Management concluded that the reduction in the Company's overall growth rate caused by the PCB/Systems business was contributing to a market discounting of the Company's stock value.

o Managers of the PCB/Systems business concluded that the business could grow faster if it was a stand-alone entity, which would allow them to attract and retain key employees.

    Accordingly, Synopsys has not changed its accounting for the Viewlogic merger and has reported the gain on the VSI disposition as an extraordinary item.

    Accounting Pronouncements. In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 130 establishes new standards for reporting and displaying comprehensive income and its components. Synopsys will adopt SFAS 130 as required for its first quarterly filing of fiscal 1999. SFAS 131 requires disclosure of certain information regarding operating segments, products and services, geographic areas of operation, and major customers. Management is in the process of evaluating the effects of this change on its reporting segments. Synopsys will adopt SFAS 131 as required for its fiscal 1999 annual report.

    In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative financial instruments and hedging activities and requires the Company to recognize all derivatives as either assets or liabilities on the balance sheet and measure them at fair value. Gains and losses resulting from changes in fair value would be accounted for based on the use of the derivative and whether it is designated and qualifies for hedge accounting. The Company will be required to implement SFAS 133 for its fiscal 2000. The Company has not determined the impact that SFAS 133 will have on its financial statements and believes that such determination will not be meaningful until closer to the date of initial adoption.

    Liquidity and Capital Resources. Cash, cash equivalents and short-term investments were $604.6 million at September 30, 1998, an increase of $168.9 million from fiscal 1997. The increase is primarily a result of cash generated by operations of $142.1 million, and to a lesser extent, through financing and investing activities, mainly the exercise of stock options and purchases of stock through the employee stock purchase plan of $68.2 million, the sale of VSI for $51.9 million and the sale of long-term investments of $15.2 million. These cash flows were partially offset by cash outflows for investing and financing activities, mainly capital expenditures of $58.1 million, acquisitions of three businesses of $30.4 million, the repurchase of common stock of $12.4 million and cash paid on debt obligations of $7.6 million.

    Accounts receivable increased 6% during fiscal 1998, while sales grew by 11%. Days sales outstanding in receivables decreased to 59 days as of September 30, 1998 from 62 days at September 30, 1997. As of September 30, 1998, the Company had sold $12.6 million of its accounts receivable to a financial institution.

    At September 30, 1998, the Company had two foreign exchange lines of credit available totaling $70.0 million, which expire in October 1998 and July 1999.

    The Company's management believes that its current cash, cash equivalents, short-term investments, lines of credit, and cash generated from operations will satisfy its expected working capital and capital expenditure requirements for at least the next twelve months.

EUROPEAN MONETARY UNIT

    The Company's sales to European customers are primarily U.S. dollar based. However, the Company does recognize the emergence of a new monetary unit and the potential importance of such a new monetary unit to its customers residing in the European union. The Company's information systems are capable of functioning in multiple currencies. The Company has already started to make system changes to make all infrastructures capable of operations in the European Monetary Unit. The Company does not expect to incur significant expenses for these system changes. The Company does not expect any disruption in operations due to the European Monetary Unit implementation.

                  WHERE TO FIND MORE INFORMATION ABOUT SYNOPSYS

      We file annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from our web site at http://www.synopsys.com or at the SEC's web site at http://www.sec.gov. Our website is not a part of and is not incorporated by reference into this prospectus.

                      INFORMATION INCORPORATED BY REFERENCE

      The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the selling stockholders sell all the shares. This prospectus is part of a Registration Statement we filed with the SEC (Registration No. 333-84517). The documents we incorporate by reference are:

            1. Synopsys' Annual Report on Form 10-K for the fiscal year ended September 30, 1998;

            2. Synopsys' Quarterly Reports on Form 10-Q for the fiscal quarters ended January 2, 1998, April 3, 1999 and July 3, 1999.

            3. Synopsys' Proxy Statement for its 1999 Annual Meeting of Stockholders dated January 19, 1999.

            4. Synopsys' Current Reports on Form 8-K dated November 16, 1998, January 25, 1999, April 23, 1999 and July 23, 1999.

            5. The description of Synopsys' common stock contained in its Registration Statement on Form 8-A as filed on January 24, 1992.

      We also incorporate by reference all documents we subsequently file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities registered have been sold or which deregisters all securities then remaining unsold.

      Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference in this Registration Statement or prospectus shall be deemed to be modified or superseded for purposes of the Registration Statement or this prospectus to the extent that a statement contained herein, in a prospectus supplement or in any other document subsequently filed with the Commission which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this prospectus.

      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Synopsys, Inc., 700 East Middlefield Road, Mountain View, California 94043; telephone number (650) 962-5000.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale of the shares by the selling stockholders.

                              SELLING STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of Synopsys' common stock by each selling stockholder. All information contained in the table below is based on beneficial ownership as of July 3, 1999. Unless otherwise noted, none of the selling stockholders has held any position or office or had a material relationship with Synopsys or any of its affiliates within the past three years other than as a result of the ownership of Synopsys' common stock.

                                                   BENEFICIAL OWNERSHIP          NUMBER OF         BENEFICIAL OWNERSHIP
                                                   PRIOR TO OFFERING (2)      SHARES OFFERED        AFTER OFFERING (2)
                                                   ---------------------      --------------        ------------------
                                                      NUMBER          %                               NUMBER        %
                                                      ------        ---                               ------       ---
            SELLING STOCKHOLDERS (1)
Chenmin Hu (3).....................................    19,051        *           17,013              2,038           *
Yuan Xu (4)........................................       936        *              936                  0           *
Changsheng Ying (5)................................    16,649        *           14,611              2,038           *
Geoffrey Ying (6)..................................    15,323        *           13,285              2,038           *

---------------

*  Less than 1%.

(1) The selling stockholders acquired the shares in connection with the acquisition by Synopsys of the outstanding securities of Stanza (the "Stanza Acquisition"). All of the shares offered hereby are being offered by the selling stockholders. Pursuant to the terms of the Agreement, Synopsys undertook to use its best efforts to effect the registration of the shares issued to the selling stockholders. The number of shares beneficially owned by the selling stockholders includes an aggregate of 6,294 shares of common stock that have been deposited in escrow pursuant to the terms of the Agreement to secure the respective indemnification obligations of the selling stockholders thereunder (the "Escrowed Shares"). One-half of the Escrowed Shares will be released from escrow on June 21, 2000 and the remaining one-half will be released from escrow on June 21, 2001, to the extent authorized under the agreement relating to the Escrowed Shares.

(2) Applicable percentage ownership is based on 70,673,546 shares of common stock outstanding as of July 3, 1999, including the issuance of a total of 45,845 shares in connection with the Stanza Acquisition. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable. Shares of common stock subject to options that are presently exercisable or exercisable within 60 days of July 3, 1999 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person. To the extent that any shares are issued upon exercise of options, warrants or other rights to acquire the Company's capital stock that are presently outstanding or granted in the future or reserved for future issuance under the Company's stock plans, there will be further dilution to new public investors.

(3) Mr. Hu is the beneficial owner of a total of 19,051 shares of common stock, 2,038 of which are issuable within 60 days of July 3, 1999 upon the exercise of options granted to Mr. Hu pursuant to Stanza's 1998 Stock Plan and 2,274 of which are Escrowed Shares.

(4) Mr. Xu is the beneficial owner of a total of 936 shares of common stock, 94 of which are Escrowed Shares.

(5) Mr. Ying is the beneficial owner of a total of 16,649 shares of common stock, 2,038 of which are issuable within 60 days of July 3, 1999 upon the exercise of options granted to Mr. Ying pursuant to Stanza's 1998 Stock Plan and 2,030 of which are Escrowed Shares.

(6) Mr. Ying is the beneficial owner of a total of 15,323 shares of common stock, 2,038 of which are issuable within 60 days of July 3, 1999 upon the exercise of options granted to Mr. Ying pursuant to Stanza's 1998 Stock Plan and 1,896 of which are Escrowed Shares.

                              PLAN OF DISTRIBUTION

    The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. Such sales may be made on the Nasdaq National Market, in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by means of one or more of the following: (a) a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus; (c) an over-the-counter distribution in accordance with the rules of the Nasdaq National Market; (d) ordinary brokerage transactions in which the broker solicits purchasers; and (e) privately negotiated transactions. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in resales.

    In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares registered hereunder in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell the shares short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares registered hereunder, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus. The selling stockholders may also loan or pledge shares registered hereunder to a broker-dealer, and the broker-dealer may sell the shares so loaned or upon a default the broker-dealer may effect sales of the pledged shares pursuant to this prospectus.

    Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders in amounts to be negotiated in connection with the sale. Such broker-dealers and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

    Synopsys has advised the selling stockholders that the anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, Synopsys will make copies of this prospectus available to the selling stockholders and has informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby.

    All costs, expenses and fees in connection with the registration of the shares will be borne by Synopsys. Commissions and discounts, if any, attributable to the sales of the shares will be borne by the selling stockholders. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Synopsys will not receive any proceeds from the sale of the shares.

    Synopsys may suspend the use of this prospectus if, in the reasonable judgment of Synopsys, a development has occurred or condition exists as a result of which the Registration Statement or the prospectus does not contain material non-public information which in the reasonable judgment of Synopsys is required to be included in the Registration Statement or the Prospectus for sales of the shares to be made hereunder. Synopsys is obligated in the event of such suspension to amend the Registration Statement or the prospectus and to take all actions necessary to ensure that the use of the prospectus may be resumed as soon as practicable. In addition, the Selling Stockholders are not permitted to use this prospectus for effecting resales during the following periods: (i) during regular quarterly blackout periods under Synopsys' corporate insider trading policy and (ii) during any special blackout periods imposed from time to time upon Synopsys employees of the same class, or Synopsys employees with knowledge of or potential knowledge of the same non-public information, as such Selling Stockholder.

    Synopsys has agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until all the shares have been sold.

    There can be no assurance that the selling stockholders will sell any or all of the shares of common stock offered by them hereunder.

                                  LEGAL MATTERS

    The validity of the shares of common stock offered hereby has been passed upon for the Company by Brobeck, Phleger & Harrison LLP, Palo Alto, California.

                                     EXPERTS

    The consolidated financial statements of Synopsys, Inc. as of September 30, 1998 and 1997, and for each of the years in the three-year period September 30, 1998, have been included in this registration statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of EPIC Design Technology, Inc. for the year ended September 30, 1996 (none of which are presented herein) have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing elsewhere in this registration statement and have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 SYNOPSYS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                         Page

Report of Independent Auditors...........................................................F-2
Consolidated Balance Sheets..............................................................F-3
Consolidated Statements of Income........................................................F-4
Consolidated Statements of Stockholders' Equity..........................................F-5
Consolidated Statements of Cash Flows....................................................F-6
Notes to Consolidated Financial Statements...............................................F-7

                    REPORT OF KPMG LLP, INDEPENDENT AUDITORS

To The Board of Directors and Stockholders of Synopsys, Inc.:

   We have audited the accompanying consolidated balance sheets of Synopsys, Inc. and subsidiaries as of September 30, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of EPIC Design Technology, Inc., a company acquired by Synopsys, Inc. in a business combination accounted for as a pooling-of-interests as described in Note 2 to the consolidated financial statements, which statements reflect total revenues constituting 8% in fiscal 1996, of the related consolidated total. Those consolidated statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for EPIC Design Technology, Inc., is based solely on the report of the other auditors.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

    The accompanying consolidated financial statements give retroactive effect to the merger of Synopsys, Inc. and Everest Design Automation, Inc. on November 20, 1998, which has been accounted for as a pooling-of-interests as described in
Note 2 to the consolidated financial statements.

    In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synopsys, Inc. and subsidiaries as of September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1998 in conformity with generally accepted accounting principles.

/s/ KPMG LLP

Mountain View, California

July 30, 1999

                                 SYNOPSYS, INC.
                           CONSOLIDATED BALANCE SHEETS
                        (in thousands, except share data)

                                                                                   SEPTEMBER 30,
                                                                                1998             1997
                                                                             ---------        ---------
ASSETS
Current assets:
      Cash and cash equivalents                                              $ 164,548        $ 127,307
      Short-term investments                                                   440,082          308,416
                                                                             ---------        ---------
         Cash and short-term investments                                       604,630          435,723
      Accounts receivable, net of allowances of
           $13,210 and $8,213, respectively                                    126,336          119,030
      Prepaid expenses, deferred taxes and other                                42,461           36,580
                                                                             ---------        ---------
           Total current assets                                                773,427          591,333

Property and equipment, net                                                     99,998           92,093
Long-term investments                                                           38,265           61,056
Other assets                                                                    39,943           25,017
                                                                             ---------        ---------
                Total assets                                                 $ 951,633        $ 769,499
                                                                             =========        =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
      Accounts payable                                                       $  15,058        $  21,447
      Accrued liabilities                                                      102,354           93,442
      Current portion of long-term debt                                          7,783            8,964
      Income taxes payable                                                      50,313           33,282
      Deferred revenue                                                          93,160           97,523
                                                                             ---------        ---------
           Total current liabilities                                           268,668          254,658

Long-term debt                                                                  13,138            9,191
Deferred compensation                                                            4,886            3,205

Stockholders' equity:
      Preferred stock, $.01 par value; 2,000,000 shares authorized; no
           shares outstanding                                                       --               --
      Common stock, $.01 par value; 100,000,000 shares authorized;
           67,925,000 and 64,750,000 shares outstanding, respectively              679              647
      Additional paid-in capital                                               423,975          335,215
      Retained earnings                                                        240,465          151,428
      Treasury stock, at cost, 318,000 shares outstanding                      (11,184)              --
      Cumulative translation adjustment                                           (666)          (1,552)
      Net unrealized gain on investments                                        11,672           16,707
                                                                             ---------        ---------
           Total stockholders' equity                                          664,941          502,445
                                                                             ---------        ---------
                Total liabilities and stockholders' equity                   $ 951,633        $ 769,499
                                                                             =========        =========


          See accompanying notes to consolidated financial statements.

                                 SYNOPSYS, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                      (in thousands, except per share data)

                                                                             YEARS ENDED SEPTEMBER 30,
                                                                         1998           1997           1996
                                                                       --------       --------       --------
Revenue:
    Product                                                            $430,979       $408,256       $346,133
    Service                                                             286,961        238,700        179,466
                                                                       --------       --------       --------
           Total revenue                                                717,940        646,956        525,599
                                                                       --------       --------       --------
Cost of revenue:
      Product                                                            36,371         36,777         28,752
      Service                                                            57,396         50,108         36,794
                                                                       --------       --------       --------
           Total cost of revenue                                         93,767         86,885         65,546
                                                                       --------       --------       --------
Gross margin                                                            624,173        560,071        460,053
                                                                       --------       --------       --------

Operating expenses:
      Research and development                                          156,663        146,849        120,005
      Sales and marketing                                               245,376        240,606        204,920
      General and administrative                                         47,179         47,284         41,999
      Merger-related and other costs                                     51,009         11,400             --
      In-process research and development and other costs                33,069          5,500         64,529
                                                                       --------       --------       --------
           Total operating expenses                                     533,296        451,639        431,453
                                                                       --------       --------       --------
Operating income                                                         90,877        108,432         28,600
Other income, net                                                        25,984         24,361         11,628
                                                                       --------       --------       --------
Income before provision for income taxes and extraordinary items        116,861        132,793         40,228
Provision for income taxes                                               55,819         51,043         23,426
                                                                       --------       --------       --------
Net income before extraordinary items                                    61,042         81,750         16,802
Extraordinary items - gain on extinguishment of debt and sale of
      business unit, net of income tax expense                           28,404             --             --
                                                                       --------       --------       --------
Net income                                                             $ 89,446       $ 81,750       $ 16,802
                                                                       ========       ========       ========
Basic earnings per share:
      Net income before extraordinary items                            $   0.92       $   1.30       $   0.28
      Extraordinary items                                                  0.42             --             --
                                                                       --------       --------       --------
      Net income                                                       $   1.34       $   1.30       $   0.28
                                                                       ========       ========       ========
      Weighted average common shares                                     66,568         62,852         60,162
                                                                       ========       ========       ========
Diluted earnings per share:
      Net income before extraordinary items                            $   0.88       $   1.24       $   0.27
      Extraordinary items                                                  0.41             --             --
                                                                       --------       --------       --------
      Net income                                                       $   1.29       $   1.24       $   0.27
                                                                       ========       ========       ========
      Weighted average common shares and equivalents                     69,524         65,925         62,991
                                                                       ========       ========       ========

          See accompanying notes to consolidated financial statements.

                                 SYNOPSYS, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (in thousands)



                                                                                        Deferred
                                          Common Stock        Additional                   Stock    Cumulative
                                     ----------------------    Paid-in     Retained      Compen-    Translation
                                       Shares     Amount       Capital      Earnings     sation     Adjustment
                                     ---------  -----------   ----------   ---------    ----------  ----------

Balance at September 30, 1995         59,140        $591      $  218,875   $   68,030   $     (203) $      (39)
Acquisition of treasury stock           (778)         (7)
Issuance of common stock in
   connection with acquisition           545           5          14,506
Stock issued under stock option
   and stock purchase plans            2,663          27          20,793       (9,282)
Tax benefits associated with
   exercise of stock options                                       8,967
Amortization of deferred stock
   compensation                                                                                 93
Translation adjustment                                                                                    (320)
Adjustment to unrealized gain
   on investments, net
Net income                                                                     16,802
                                     ---------  -----------   ----------    ---------   ----------  ----------

Balance at September 30, 1996         61,750         616         263,141       75,550         (110)       (359)
Acquisition of treasury stock           (440)         (5)
Issuance of common stock                 906           9           1,129
Stock issued under stock option
   and stock purchase plans            2,714          27          40,921       (5,872)
Tax benefits associated with
   exercise of stock options                                      30,024
Amortization of deferred stock
   compensation                                                                                110
Translation adjustment                                                                                  (1,193)
Adjustment to unrealized gain
   on investments, net
Net income                                                                     81,750
                                     ---------  -----------   ----------   ---------    ----------  ----------

Balance at September 30, 1997         64,750         647         335,215      151,428           --      (1,552)
Acquisition of treasury stock           (353)         (4)
Issuance of common stock                 485           5           5,903
Stock options assumed in
   connection with acquisition                                     7,636
Stock issued under stock option
   and stock purchase plans            3,043          31          61,454         (409)
Tax benefits associated with
   exercise of stock options                                      13,767
Translation adjustment                                                                                     886
Adjustment to unrealized gain
   on investments, net
Net income                                                                     89,446
                                     -------    --------      ----------   ----------   ----------  ----------

Balance at September 30, 1998         67,925    $    679      $  423,975   $  240,465   $       --  $     (666)
                                     =======    ========      ==========   ==========   ==========  ==========

                                              Net
                                       Unrealized
                                          Gain on     Treasury
                                      Investments        Stock       Total
                                      -----------   -----------    ---------

Balance at September 30, 1995           $     108                  $ 287,362
Acquisition of treasury stock                           (14,817)     (14,824)
Issuance of common stock in
   connection with acquisition                                        14,511
Stock issued under stock option
   and stock purchase plans                              14,817       26,355
Tax benefits associated with
   exercise of stock options                                           8,967
Amortization of deferred stock
   compensation                                                           93
Translation adjustment                                                  (320)
Adjustment to unrealized gain
   on investments, net                     11,601                     11,601
Net income                                                            16,802
                                       ----------    ----------    ---------

Balance at September 30, 1996              11,709                    350,547
Acquisition of treasury stock                            (9,489)      (9,494)
Issuance of common stock                                               1,138
Stock issued under stock option
   and stock purchase plans                               9,489       44,565
Tax benefits associated with
   exercise of stock options                                          30,024
Amortization of deferred stock
   compensation                                                          110
Translation adjustment                                                (1,193)
Adjustment to unrealized gain
   on investments, net                      4,998                      4,998
Net income                                                            81,750
                                       ----------    ----------    ---------

Balance at September 30, 1997              16,707            --      502,445
Acquisition of treasury stock                           (12,403)     (12,407)
Issuance of common stock                                               5,908
Stock options assumed in
   connection with acquisition                                         7,636
Stock issued under stock option
   and stock purchase plans                               1,219       62,295
Tax benefits associated with
   exercise of stock options                                          13,767
Translation adjustment                                                   886
Adjustment to unrealized gain
   on investments, net                     (5,035)                    (5,035)
Net income                                                            89,446
                                       ----------    ----------    ---------

Balance at September 30, 1998          $   11,672    $  (11,184)   $ 664,941
                                       ==========    ==========    =========



          See accompanying notes to consolidated financial statements.

                                 SYNOPSYS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                                  YEARS ENDED SEPTEMBER 30,
                                                                                       -------------------------------------------
                                                                                          1998             1997             1996
                                                                                       ---------        ---------        ---------
Cash flows from operating activities:
      Net income                                                                       $  89,446        $  81,750        $  16,802
      Adjustments to reconcile net income to net cash provided by operating activities:
           Extraordinary gains                                                           (28,404)              --               --
           Depreciation and amortization                                                  44,152           39,826           28,947
           Interest accretion on notes payable                                               510              526              470
           Provision for doubtful accounts and sales returns                               8,431            2,574              624
           Tax benefit associated with stock options                                      13,767           30,024            8,967
           Deferred taxes                                                                 (6,617)         (20,811)         (13,015)
           Non-cash merger-related and other costs                                         8,367            3,084               --
           In-process research and development and other costs                            33,069            5,500           64,529
           Gain on sale of long-term investments                                          (9,930)         (15,856)          (1,173)
           Net changes in operating assets and liabilities:
             Accounts receivable                                                         (25,754)         (25,490)         (20,138)
             Prepaid expenses and other                                                     (699)          (3,134)          (7,085)
             Other assets                                                                 (6,022)          (1,738)          (2,175)
             Accounts payable and accrued liabilities                                      9,561           10,345           32,531
             Income taxes payable                                                          1,147           16,424            3,307
             Deferred revenue                                                              9,377            7,020           13,958
             Deferred compensation                                                         1,681            3,205               --
                                                                                       ---------        ---------        ---------
                Net cash provided by operating activities                                142,082          133,249          126,549
                                                                                       ---------        ---------        ---------
Cash flows from investing activities:
      Proceeds from sales of long-term investments                                        15,158           22,503            8,460
      Proceeds from sale of business unit                                                 51,900            5,000               --
      Purchases of long-term investments                                                  (1,998)         (25,342)         (34,154)
      Purchases and maturities of short-term investments                                (127,849)         (52,886)         (91,971)
      Purchases of property and equipment                                                (58,106)         (61,322)         (50,006)
      Purchase of technology                                                                  --             (335)         (10,900)
      Acquisitions (net of cash acquired)                                                (30,354)              --               67
      Capitalization of software development costs                                        (2,122)          (4,211)          (3,696)
                                                                                       ---------        ---------        ---------
                Net cash used in investing activities                                   (153,371)        (116,593)        (182,200)
                                                                                       ---------        ---------        ---------
Cash flows from financing activities:
      Principal payments on debt obligations                                              (7,627)         (11,568)          (8,396)
      Proceeds from sale of common stock, net                                             68,203           45,703           26,355
      Purchases of treasury stock                                                        (12,407)          (9,494)         (14,824)
                                                                                       ---------        ---------        ---------
                Net cash provided by financing activities                                 48,169           24,641            3,135
                                                                                       ---------        ---------        ---------
Effect of exchange rate changes on cash                                                      361           (1,090)            (287)
                                                                                       ---------        ---------        ---------
Net increase (decrease) in cash and cash equivalents                                      37,241           40,207          (52,803)
Cash and cash equivalents, beginning of year                                             127,307           87,100          139,903
                                                                                       ---------        ---------        ---------
Cash and cash equivalents, end of year                                                 $ 164,548        $ 127,307        $  87,100
                                                                                       =========        =========        =========
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
      Interest                                                                         $     770        $     769        $     704
      Income taxes                                                                     $  46,206        $  25,215        $  21,181
   Non-cash transactions:
      Purchase of technology for notes                                                 $      --        $      --        $  28,500
      Notes payable issued in connection with acquisition                              $  12,000        $      --        $      --


           See accompanying notes to consolidated financial statements.

                                 SYNOPSYS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Nature of Operations. Synopsys, Inc. (Synopsys or the Company) is a leading supplier of electronic design automation (EDA) solutions to the global electronics market. The Company provides comprehensive design technologies to creators of advanced integrated circuits, electronic systems, and systems on a chip. The Company also provides consulting services and support to its customers to streamline overall design process and accelerate time-to-market.

    Fiscal Year End. The Company has a fiscal year that ends on the Saturday nearest September 30. Fiscal 1998 was a 53-week year. Fiscal 1997 and 1996 were 52-week years. For presentation purposes, the consolidated financial statements and notes refer to the calendar month end.

    Principles of Consolidation. The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

    Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of revenues, assets and liabilities, disclosure of assets and liabilities at the date of the financial statements and the recorded amounts of expenses during the reporting period. A change in the facts and circumstances surrounding these estimates could result in a change to the estimates and impact future operating results.

    Cash Equivalents, Fair Values of Financial Instruments and Concentration of Credit Risk. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, investments and trade receivables.

    All of the Company's cash equivalents and investments are classified as available-for-sale and are reported at fair value with material unrealized gains and losses, if any, included in stockholders' equity. The fair value of investments is based on quoted market prices. Realized gains and losses are included in other income, net. Cash equivalents have original maturities of three months or less. The Company has cash equivalents and investments with various high quality institutions and, by policy, limits the amount of credit exposure to any one institution.

    The Company sells its products worldwide primarily to customers in the semiconductor industry. The Company performs on-going credit evaluations of its customers' financial condition and generally does not require collateral. The Company maintains reserves for potential credit losses, and such losses have been within management's expectations and have not been material in any year. As of September 30, 1998, the Company had sold approximately $12.6 million of its accounts receivable to a financial institution.

    The fair value of the Company's cash, accounts receivable, long-term investments, put and call and forward contracts relating to certain of the Company's equity securities, accounts payable, long-term debt and foreign currency contracts, approximates the carrying amount, which is the amount the instrument could be exchanged in a current transaction between willing parties.

    Foreign Currency Translation. The functional currency of each of the Company's international subsidiaries is the foreign subsidiary's local currency. Assets and liabilities of the Company's international operations are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Accumulated net translation adjustments are reported as a separate component of stockholders' equity. Foreign exchange transaction gains and losses were not material for all periods presented and are included in the results of operations.

    Synopsys' international business is an important contributor to the Company's revenue and net profits. However, the majority of Synopsys' international sales are denominated in the U.S. dollar, and an increase in the value of the U.S. dollar relative to foreign currencies could make products sold internationally less competitive. The operating expenses of Synopsys' overseas offices are paid in local currencies and are subject to the effect of fluctuations in foreign currency exchange rates as compared to their respective local currency. The effect of foreign exchange rate fluctuations did not significantly impact the Company's operating results. Financial exposure may nonetheless result, primarily from the timing of transactions and the movement of foreign exchange rates.

    Foreign Exchange Hedging. The Company operates internationally and thus is exposed to potentially adverse movements in foreign currency rate changes. In fiscal 1998, the Company entered into foreign exchange forward contracts to reduce its exposure to foreign currency rate changes on intercompany foreign currency denominated balance sheet positions. The objective of these contracts is to neutralize the impact of foreign currency exchange rate movements on the Company's operating results.

    These contracts require the Company to exchange currencies at rates agreed upon at the inception of the contracts. The hedge contracts reduce the exposure to fluctuations in exchange rate movements because the gains and losses associated with foreign currency balances and transactions are generally offset with the gains and losses of the hedge contracts. Because the impact of movements in currency exchange rates on forward contracts offsets the related impact on the underlying items being hedged, these financial instruments help alleviate the risk that might otherwise result from changes in currency exchange rate fluctuations.

    The Company's accounting policies for these instruments are based on the Company's designation of such instruments as hedging transactions. The criteria the Company uses for designating an instrument as a hedge includes the instrument' effectiveness in risk reduction. Gains and losses on these contracts, all of which are designated and effective as hedges of existing transactions, are recognized in operations in the period in which gains and losses on the underlying transactions occur. The Company does not use derivative financial instruments for speculative or trading purposes. In the event of termination or extinguishment of a contract, associated gains and losses would be recognized in operations in the period in which the contract was terminated or extinguished.

    These contracts contain credit risk in that the counterparty may be unable to meet the terms of the agreements. The Company has limited these agreements to major financial institutions to reduce such credit risk. Furthermore, the Company monitors the potential risk of loss with any one financial institution and does not expect any material loss as a result of default by the counterparties.

    Revenue Recognition. During the first quarter of fiscal 1998, the Company adopted Statement of Position (SOP) 97-2, "Software Revenue Recognition." The provisions of SOP 97-2 have been applied to transactions entered into beginning October 1, 1997. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. The revenue allocated to software products, including time-based software licenses, generally is recognized upon delivery of the products. The revenue allocated to postcontract customer support
(PCS) is recognized ratably over the term of the support and revenue allocated to service elements is recognized as the services are performed.

    In connection with the adoption of SOP 97-2, the Company has analyzed all of the elements included in its multiple-element arrangements and determined that the Company has sufficient evidence to allocate revenue to the license and PCS components of certain of its time-based product licenses. Accordingly, the portion of the time-based license fee allocated to the license component is recognized upon delivery of the software product and the portion of the fee allocated to PCS is recognized ratably over the term of the support. Prior to the adoption of SOP 97-2, all revenue from time-based product licenses was recognized ratably over the term of the license. Software subscriptions continue to be recognized on a ratable basis.

    Revenue consists of fees for licenses and subscriptions of the Company's software products, sales of system products, maintenance and support, customer training, and consulting. Cost of product revenue includes cost of production personnel, product packaging, documentation, amortization of capitalized software development costs, and costs of the Company's systems products. Cost of service revenue includes personnel and the related costs associated with providing such service.

    Accounts receivable include amounts due from customers for which revenue has been recognized. Deferred revenue includes amounts received from customers for which revenue has not been recognized.

    Property and Equipment. Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of property and equipment (three to five years). Leasehold improvements are recorded at cost and are amortized using the straight-line method over the remaining lease term or the economic useful life of the related asset, whichever is shorter. Property and equipment detail is as follows:

                                                           SEPTEMBER 30,
                                                     --------------------------
(in thousands)                                         1998             1997
--------------                                       ---------        ---------
Computer and other equipment                         $ 127,055        $ 125,717
Furniture and fixtures                                  15,341           18,792
Land                                                    29,414           10,450
Leasehold improvements                                  23,579           19,743
                                                     ---------        ---------
                                                       195,389          174,702
Less accumulated depreciation and amortization         (95,391)         (82,609)
                                                     ---------        ---------
                                                     $  99,998        $  92,093
                                                     =========        =========

    Software Development Costs. Capitalization of computer software development costs begins upon the establishment of technological feasibility, which is generally the completion of a working prototype. Software development costs capitalized were $2.1 million, $4.2 million and $3.7 million in fiscal 1998, 1997 and 1996, respectively.

    Amortization of computer software development costs is computed as the greater of the ratio of current product revenue to the total of current and anticipated product revenue or the straight-line method over the software's estimated economic life of approximately two years. Amortization amounted to $2.2 million, $3.7 million and $3.2 million in fiscal 1998, 1997 and 1996, respectively.

    Goodwill. Goodwill represents the excess of the aggregate purchase price over the fair value of the tangible and intangible assets acquired in various acquisitions and is being amortized over the estimated useful life of five years. The Company assesses the recoverability of goodwill by determining whether the amortized asset over its useful life may be recovered through estimated future cash flows. Amortization of goodwill charged to operations was not material in fiscal 1998, 1997 and 1996, respectively.

    Accrued Liabilities. Accrued liabilities consist of:

                                                  SEPTEMBER 30,
                                           -----------------------
(in thousands)                               1998           1997
--------------                             --------       --------
Payroll and related benefits               $ 63,865       $ 55,723
Accrued merger and acquisition costs          3,513          1,237
Other accrued liabilities                    34,976         36,482
                                           --------       --------
        Total                              $102,354       $ 93,442
                                           ========       ========

    Income Taxes. The Company accounts for income taxes using the asset-and-liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, net operating loss carryforwards, and credit carryforwards if it is more likely than not that the tax benefits will be realized. To the extent a deferred tax asset cannot be recognized under the preceding criteria, a valuation allowance has been established.

    Earnings per Share. On October 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings per Share." In accordance with SFAS 128, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares and dilutive potential common shares outstanding during the period. Dilutive potential common shares consist of employee stock options using the treasury stock method. All earnings per share amounts for all periods presented have been restated to conform to SFAS 128 requirements.

    Stock-Based Compensation. As permitted under Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," the Company has elected to follow Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," in accounting for stock-based awards to employees.

    Effect of New Accounting Standards. In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 130 establishes new standards for reporting and displaying comprehensive income and its components. Synopsys will adopt SFAS 130 as required for its first quarterly filing of fiscal 1999. SFAS 131 requires disclosure of certain information regarding operating segments, products and services, geographic areas of operation, and major customers. Management is in the process of evaluating the effects of this change on its reporting segments. Synopsys will adopt SFAS 131 as required for its fiscal 1999 annual report.

    In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative financial instruments and hedging activities and requires the Company to recognize all derivatives as either assets or liabilities on the balance sheet and measure them at fair value. Gains and losses resulting from changes in fair value would be accounted for based on the use of the derivative and whether it is designated and qualifies for hedge accounting. The Company will be required to implement SFAS 133 for its fiscal 2000. The Company has not determined the impact that SFAS 133 will have on its financial statements and believes that such determination will not be meaningful until closer to the date of initial adoption.

    Reclassifications. Certain amounts reported in previous years have been reclassified to conform to the fiscal 1998 presentation.

NOTE 2. BUSINESS COMBINATIONS

    Mergers. Subsequent to fiscal 1998, the Company issued approximately 1.4 million shares of its common stock for all the outstanding stock of Everest Design Automation, Inc. (Everest), a developer of integrated circuit routing and related technology. In addition, options to acquire Everest's common stock were exchanged for options to acquire approximately 120,000 shares of the Company's common stock. In December 1997, the Company issued approximately 11.3 million shares of its common stock in exchange for all the outstanding shares of common stock of Viewlogic Systems, Inc. (Viewlogic), a worldwide supplier of EDA software. In addition, options to acquire Viewlogic's common stock were exchanged for options to acquire approximately 2.8 million shares of the Company's common stock. In February 1997, the Company issued approximately 10.3 million shares of its common stock in exchange for all the outstanding shares of common stock of EPIC Design Technology, Inc. (EPIC), a developer of design automation tools for deep submicron design in the area of integrated circuit power, timing, and reliability analysis. In addition, options to acquire EPIC's common stock were exchanged for options to acquire approximately 1.5 million shares of the Company's common stock. These mergers were accounted for as pooling-of-interests, and accordingly, the Company's consolidated financial statements have been restated to include the financial position and results of EPIC, Viewlogic and Everest for all periods presented.

    The following information shows revenue and net income (loss) of the separate enterprises through the periods preceding the business combinations and the combined results following the business combinations.


                                   YEARS ENDED SEPTEMBER 30,
                         -------------------------------------------
(in thousands)             1998             1997             1996
--------------           ---------        ---------        ---------
Total revenue:
    Synopsys             $ 639,658        $ 469,277        $ 353,500
    Everest                     --               --               --
    Viewlogic               78,282          147,811          128,180
    Epic                        --           29,868           43,919
                         ---------        ---------        ---------
Combined                 $ 717,940        $ 646,956        $ 525,599
                         =========        =========        =========

Net income (loss):
    Synopsys (1)         $  90,157        $  69,490        $  23,700
    Everest                 (2,256)            (236)              --
    Viewlogic                1,545            9,592            2,780
    Epic                        --            2,904           (9,678)
                         ---------        ---------        ---------
Combined                 $  89,446        $  81,750        $  16,802
                         =========        =========        =========

(1) Includes extraordinary gains of $28.4 million, net of income tax expense, in fiscal 1998.

    The Company recorded merger-related and other costs of $51.0 million during fiscal 1998. The following table presents the components of merger-related and other costs recorded in fiscal 1998, along with charges against the reserves through September 30, 1998:

                                                                               NON-CASH
                                                 TOTAL          AMOUNTS        WRITE-OFF         RESERVE
(in thousands)                                   CHARGE          PAID          OF ASSETS         BALANCE
--------------                                  --------       --------        ----------        --------
Transaction costs                               $  9,245       $ (8,292)        $      --        $    953
Employee termination and transition costs         10,975        (10,593)               --             382
Write-off of equipment and other assets            8,367             --            (8,367)             --
Legal and other settlements                        6,894         (6,869)               --              25
Redundant facility and other costs                15,528        (13,375)               --           2,153
                                                --------       --------        ----------        --------
        Total                                   $ 51,009       $(39,129)       $   (8,367)       $  3,513
                                                ========       ========        ==========        ========

    In connection with the EPIC merger, the Company recorded merger-related costs of $11.4 million, which included transaction costs of $4.7 million, and costs associated with integrating the operations of the two companies of $6.7 million. Included in integration charges were redundant facility costs of $0.7 million, computer and other equipment abandonment and removal costs of $5.2 million, contract termination charges and other related expenses of $0.3 million and other expenses of $0.5 million. Of the $11.4 million of merger-related expenses, $8.3 million related to cash expenditures while $3.1 million related to non-cash write-off of assets. As of September 30, 1998, all cash expenditures associated with this merger had been paid, and there was no remaining balance in the accrual.

    During fiscal 1998, the Company sold VSI, the PCB/Systems design segment of the Viewlogic business to a management-led buy-out group for $51.9 million in cash. As a result of the transaction, the Company recorded an extraordinary gain of $26.5 million, net of income tax expense, in the fourth quarter of fiscal 1998. The Company retained a minority investment of 14.9% (fully diluted) in the new company.

    In fiscal 1998 and fiscal 1997, Everest issued shares of its preferred stock for $5.9 million and $1.1 million, respectively. The Everest preferred shares are presented in the Consolidated Statements of Stockholders' Equity in terms of equivalent shares of the Company's common stock.

    Acquisitions. In July 1998, the Company acquired Systems Science, Inc.
(SSI). The acquisition was accounted for as a purchase with the Company exchanging a combination of cash of $26.0 million and notes of $12.0 million.

In addition, the Company reserved approximately 318,000 shares of its common stock for issuance under SSI's stock option plan, which the Company assumed in the acquisition. The total purchase price of $47.1 million was allocated to the acquired assets and liabilities based on their estimated fair values as of the date of the acquisition. This includes allocations of $18.2 million to goodwill and other intangible assets, which are being amortized on a straight-line basis, generally over a five-year period. Approximately $28.9 million was allocated to in-process research and development and other costs and charged to operations because the acquired technology had not reached technological feasibility and had no alternative uses.

    The Company acquired two small privately held companies in the EDA industry in October 1997, each of which has been accounted for as a purchase. The purchase price, acquisition costs and net liabilities assumed for these acquisitions totaled $4.2 million, which was allocated to in-process research and development and other costs and charged to operations in the first quarter of fiscal 1998 because the acquired technology had not reached technological feasibility and had no alternative uses.

    Pro forma results of operations have not been presented since the effects of the acquisitions were not material to the Company's consolidated financial position, results of operations or cash flows for the periods presented.

        NOTE 3. FINANCIAL INSTRUMENTS

    Cash, cash equivalents and investments. All cash equivalents, short-term investments, and non-current investments have been classified as available-for-sale securities and consist of the following:

SEPTEMBER 30, 1998                                            UNREALIZED        UNREALIZED        ESTIMATED
(in thousands)                                      COST         GAINS             LOSSES         FAIR VALUE
--------------                                   ---------       ---------        ---------        ---------
Classified as current assets:
    Tax-exempt commercial paper                  $  23,806       $      --        $      --        $  23,806
    Money market funds                              37,699              --               --           37,699
    Tax-exempt municipal obligations               282,542              26               --          282,568
    Money market preferred stock                   122,975              --               --          122,975
    Municipal auction rate preferred stock          34,078              --               --           34,078
    Certificate of deposit                             461              --               --              461
                                                 ---------       ---------        ---------        ---------
                                                   501,561              26               --          501,587
Classified as non-current assets:
    Tax-exempt municipal obligations                   253               2               --              255
    Equity securities                               19,820          22,111           (3,921)          38,010
                                                 ---------       ---------        ---------        ---------
                                                    20,073          22,113           (3,921)          38,265
                                                 ---------       ---------        ---------        ---------
        Total securities                         $ 521,634       $  22,139        $  (3,921)       $ 539,852
                                                 =========       =========        =========        =========


SEPTEMBER 30, 1997                                            UNREALIZED     UNREALIZED     ESTIMATED
(in thousands)                                      COST         GAINS         LOSSES       FAIR VALUE
--------------                                   ---------     ---------      ---------     ---------
Classified as current assets:
    Tax-exempt commercial paper                  $ 37,673       $     --       $     --       $ 37,673
    Tax-exempt municipal obligations              210,123             49             --        210,172
    Money market preferred stock                   49,823             --             --         49,823
    Municipal auction rate preferred stock         43,418             --             --         43,418
    U.S. government obligations                     1,996              7             --          2,003
    Certificate of deposit                          2,000             --             --          2,000
    Corporate annuity                               1,000             --             --          1,000
                                                 --------       --------       --------       --------
                                                  346,033             56             --        346,089
Classified as non-current assets:
    Tax-exempt municipal obligations                6,209             17             --          6,226
    Equity securities                              28,797         26,033             --         54,830
                                                 --------       --------       --------       --------
                                                   35,006         26,050             --         61,056
                                                 --------       --------       --------       --------
        Total securities                         $381,039       $ 26,106       $     --       $407,145
                                                 ========       ========       ========       ========

    Short-term investments include tax-exempt municipal obligations which have underlying maturities of less than one year or contain put options that are either supported by a letter of credit from a top-rated bank or insurance company or are over-collateralized for redemption at par at the reset date. Therefore, the underlying maturity for certain items may exceed one year. At September 30, 1998, the underlying maturities of the short-term investments are $172.1 million within one year, $6.5 million within five to ten years and $261.5 million after ten years.

    At September 30, 1998, $61.5 million and $440.1 million are classified as cash equivalents and short-term investments, respectively. At September 30, 1997, $37.7 million and $308.4 million are classified as cash equivalents and short-term investments, respectively. Realized gains and losses on sales of short-term investments have not been material. During fiscal 1998, the Company realized gains on sales of long-term investments of $13.9 million, which is included in other income, net.

    Strategic investments. In May 1996, the Company purchased 1,207,000 shares, approximately 9.9 percent of the outstanding shares of Cooper and Chyan Technology, Inc. (CCT), for $14.50 per share, pursuant to a strategic relationship between the companies. In April 1997, the Company purchased an additional 86,000 shares for $15.00 per share and the investment was classified as available-for-sale. In May 1997, CCT and Cadence Design Systems, Inc. (Cadence) consummated a merger, whereby each share of CCT was converted to 0.85 shares of Cadence stock. During fiscal year 1998, the Company sold 469,000 shares of Cadence stock and realized a gain of $10.0 million. As of September 30, 1998, the Company owns 823,000 shares of Cadence stock.

    The Company entered into a put and call contract in the fourth quarter of fiscal 1998 for the sale of 425,000 Cadence shares with prices and expiration dates as follows:


    Date                                           Shares          Put Strike     Call Strike
    ----                                           -------         ----------     ---------
    December 15, 1999                              105,000          $27.31        $33.78
    March 15, 2000                                 105,000          $27.31        $34.50
    June 15, 2000                                  105,000          $27.31        $35.37
    September 15, 2000                             110,000          $26.60        $35.28

    As of September 30, 1998, the fair market value of the puts and calls, based on a quoted market price of $24.625, was $1.1 million, which has been recorded in unrealized gains on investments.

    As of September 30, 1998, the Company has an investment in Artisan Components (Artisan) of 594,000 shares, which is included in long-term investments. The Company entered into a forward contract for the sale of its Artisan shares in the third quarter of fiscal 1998. The contract has remaining prices and expiration dates as follows:

    Date                                           Shares      Forward Price
    ----                                           -------     -------------
    December 15, 1998                              148,574           $17.01
    May 4, 1999                                    148,574           $17.01
    June 15, 1999                                  148,574           $17.01
    September 15, 1999                             148,578           $17.01

    As of September 30, 1998, the fair market value of the forward contract, based on a quoted market price of $7.00, was $5.9 million, which has been recorded in unrealized gains on investments.

    Foreign exchange hedging. The Company has two foreign exchange lines of credit available totaling $70.0 million, which expire in October 1998 and July 1999. The Company had $38.4 million of short-term foreign exchange forward contracts outstanding which approximated the fair value of such contracts and their underlying transactions at September 30, 1998. These contracts are denominated in Japanese, Italian, German, French and British currencies. The outstanding forward contracts have maturities that expire in approximately one month. The gains and losses on forward exchange contracts are included in earnings when the underlying foreign currency denominated transaction is recognized. Gains and losses related to these instruments at September 30, 1998 were not material. In addition, the Company has not terminated or extinguished any foreign exchange forward contracts. The

Company does not anticipate any material adverse effect on its consolidated financial position, results of operations, or cash flows resulting from the use of these instruments.

    Long-term debt. During fiscal 1996, the Company and International Business Machines Corporation (IBM) entered into a six-year Joint Development and License Agreement Concerning EDA Software and Related Intellectual Property (the IBM Agreement). In accordance with the IBM Agreement, the Company paid IBM $11.0 million in cash and issued $30.0 million in notes, which bear interest at 3%, and are payable to IBM upon the earlier of achievement of scheduled milestones or at maturity in fiscal 2006. The notes were recorded at fair value of $28.5 million, using a discount rate commensurate with the risks involved. The Company will also pay royalties on revenues from the sale of new products developed pursuant to the IBM Agreement. As a result of the transaction, the Company incurred an in-process research and development charge of $39.7 million in fiscal 1996. In the first quarter of fiscal 1998, the Company and IBM modified the terms of one of the notes which has been accounted for as an extinguishment of debt. Accordingly, the Company recorded an extraordinary gain of $1.9 million, net of income tax expense, related to the extinguishment of the note. As of September 30, 1998, the notes had a balance of $7.4 million, of which $3.2 million is included in long-term debt.

    During fiscal 1998, in connection with the acquisition of SSI, the Company issued $14.0 million in notes, which bear interest at 6.6%, and are payable upon the earlier of achievement of certain milestones or at maturity in fiscal 2005. The notes were recorded at fair value of $12.0 million, using a discount rate commensurate with the risks involved. As of September 30, 1998, the notes had a balance of $12.0 million, of which $9.3 million is included in long-term debt.

    The fair value of the Company's long-term debt approximates the carrying amount.

NOTE 4. COMMITMENTS AND CONTINGENCIES

    The Company leases its domestic and international facilities under cancelable, non-cancelable and month-to-month operating leases and certain office equipment under operating leases. Rent expense was $25.5 million, $25.2 million and $21.4 million in 1998, 1997 and 1996, respectively.

    Future minimum lease payments as of September 30, 1998, of which $2.2 million has been accrued as merger-related expenses, are as follows:

(in thousands)
Fiscal Years Ending

1999                                                         $18,383
2000                                                          17,510
2001                                                          16,046
2002                                                          14,688
2003                                                           8,521
Thereafter                                                    15,401
                                                              ------
   Total minimum payments required                           $90,549
                                                             =======

NOTE 5. STOCKHOLDERS' EQUITY

    Net Income Per Share. The following is a reconciliation of the weighted-average common shares used to calculate basic net income per share to the weighted-average common shares used to calculate diluted net income per share for fiscal 1998, 1997 and 1996:


                                                    YEARS ENDED SEPTEMBER   30,
                                                  -------------------------------
     (in thousands)                                1998        1997       1996
     --------------                               ------      ------      ------
Weighted-average common shares used to
      calculate basic net income per share        66,568      62,852      60,162
         Stock options outstanding                 2,956       3,073       2,829
                                                  ------      ------      ------
Weighted-average common shares used to
      calculate diluted net income per share      69,524      65,925      62,991
                                                  ======      ======      ======

    Stock Repurchase Program. In July 1998, the Board of Directors authorized the repurchase of up to 3,250,000 shares of the Company's outstanding common stock in the open market over the following 24 months. The repurchased shares were to be used for issuance under the Company's employee stock plans and for other corporate purposes. During fiscal 1998, the Company purchased approximately 353,000 shares at an average price of $35. In October 1998, the Company announced that it had rescinded its stock repurchase program to comply with pooling-of-interests accounting guidance provided in the Securities and Exchange Commission Staff Accounting Bulletin No. 96 (See Note 2).

    In May 1996, the Board of Directors authorized the repurchase of up to 2,000,000 shares of the Company's outstanding common stock in the open market over the following 24 months. During fiscal 1996, the Company purchased approximately 361,000 shares at an average price of $41 per share. During fiscal 1997, the Company purchased approximately 205,000 shares at an average price of $46 per share. All shares repurchased during fiscal 1996 and 1997 were reissued prior to the merger with EPIC in February 1997, at which time the Company announced that it had rescinded this stock repurchase program in order to comply with pooling-of-interests accounting guidance provided in the Securities and Exchange Commission Staff Accounting Bulletin No. 96.

    Preferred Shares Rights Plan. The Company has adopted a number of provisions that could have anti-takeover effects. In September 1997, the Board of Directors adopted a Preferred Shares Rights Plan. In addition, the Board of Directors has the authority, without further action by its stockholders, to fix the rights and preferences and issue shares of, authorized but undesignated shares of Preferred Stock. This provision and other provisions of the Company's Restated Certificate of Incorporation and Bylaws and the Delaware General Corporation Law may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which the stockholders of the Company might otherwise receive a premium for their shares over then current market prices. The rights expire on October 24, 2007.

    Employee Stock Purchase Plan. Under the Company's 1992 Employee Stock Purchase Plan (ESPP), 3,150,000 shares have been authorized for issuance as of September 30, 1998. Under the ESPP, employees are granted the right to purchase shares of common stock at a price per share that is 85% of the lesser of: the fair market value of the shares at (i) the beginning of a rolling two-year offering period, or (ii) the end of each semi-annual purchase period. During fiscal 1998, 1997 and 1996, shares totaling 433,036, 457,877 and 486,887, respectively, were issued under the plan at average prices of $27.61, $26.96 and $16.95 per share, respectively. As of September 30, 1998, 1,379,421 shares of common stock are reserved for the ESPP.

    Stock Option Plans. Under the Company's 1992 Stock Option Plan (the 1992
Plan), the Board of Directors may grant either incentive or non-qualified stock options to purchase shares of the Company's stock to eligible individuals at not less than 100% of the fair market value of those shares on the grant date. The shares and stock options issued to new employees typically vest 25% after one year with the remaining shares and options vesting on a pro rata basis over the following 36 months, and shares and stock options issued to existing employees typically vest on a pro rata basis over 48 months or 16 quarters. Options expire ten years from the date of grant. As of September 30, 1998, 823,537 shares of common stock are reserved for future grants.

    In fiscal 1998, Synopsys established a Non-Statutory Stock Option Plan (the 1998 Plan) under which it authorized 566,736 shares of common stock for granting of non-qualified stock options to employees excluding officers and directors. Exercisibility, option price and other terms are determined by the Board of Directors, but the option price shall not be less than the fair value of the stock at the date of grant. Options currently expire no later than ten years and generally vest at the rate of 25% after one year from the date of grant, and then ratably over the following 36 months. At September 30, 1998, 2,149 shares of common stock are reserved for future grants.

    Under the Company's 1994 Non-Employee Directors Stock Option Plan (the Directors Plan), a total of 275,000 shares have been reserved for issuance. Pursuant to the Directors Plan, each non-employee member of the Board of Directors (the Board) is automatically granted an option to purchase 20,000 shares of the Company's stock upon initial appointment or election to the Board, 10,000 shares of the Company's stock upon reelection to the Board, and 5,000 shares of the Company's stock annually for service on Board committees, subject to a limit of two committee-service grants per year. Stock options are granted at not less than 100% of the fair market value of those shares on the grant date. Stock options granted upon appointment or election to the Board vest 25% annually. Stock options granted upon reelection to the Board and committee-service grants vest 100% after the first year of continuous service. As of September 30, 1998, 116,000 shares of common stock are reserved for future grants.

    The Company has assumed certain option plans in connection with business combinations (See Note 2). Generally, these options were granted under terms similar to the terms of the Company's stock option plans at prices adjusted to reflect the relative exchange ratios. All assumed plans were terminated as to future grants upon completion of each of the business combinations.

    Additional information concerning stock option activity under the various plans is as follows:

                                                     OPTIONS OUTSTANDING

                                                                WEIGHTED AVERAGE
                                                   SHARES        EXERCISE PRICE
                                                   ------        --------------

       Outstanding at October 1, 1995           10,634,285           $17.63
       Granted                                   4,406,013           $30.52
       Exercised                                (2,173,998)          $11.60
       Canceled                                 (1,549,325)          $27.37
                                                ----------
       Outstanding at September 30, 1996        11,316,975           $22.38
       Granted and assumed                       8,142,696           $28.84
       Exercised                                (2,777,096)          $12.94
       Canceled                                 (4,302,151)          $34.34
                                                ----------
       Outstanding at September 30, 1997        12,380,424           $24.61
       Granted and assumed                       4,654,557           $32.40
       Exercised                                (2,803,421)          $18.12
       Canceled                                 (2,003,247)          $26.48
                                                ----------
       Outstanding at September 30, 1998        12,228,313           $28.83
                                                ==========
       Options Exercisable at:
       September 30, 1996                        3,849,289           $16.93
       September 30, 1997                        4,042,590           $20.40
       September 30, 1998                        5,239,779           $24.08


    The following table summarizes information about stock options outstanding at September 30, 1998:

                                                         OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                                            ------------------------------------------------    ----------------------------
                                                                     WEIGHTED-
                                                                      AVERAGE      WEIGHTED-                        WEIGHTED-
                                                                     REMAINING     AVERAGE                          AVERAGE
                                               NUMBER             CONTRACTUAL      EXERCISE        NUMBER            EXERCISE
RANGE OF EXERCISE PRICES                    OUTSTANDING          LIFE (IN YEARS)      PRICE      EXERCISABLE          PRICE
------------------------                    -----------         ---------------   ------------   -----------       -----------
         $ 0.11 - $23.19                       2,722,037             5.82            $15.41       2,126,846          $14.90
         $23.22 - $28.19                       2,887,130             7.74            $27.15       1,316,841          $26.65
         $28.25 - $33.69                       2,617,690             8.64            $32.22         773,873          $31.20
         $33.74 - $37.38                       2,589,573             8.78            $35.35         785,248          $35.23
         $37.44 - $45.75                       1,411,883             9.37            $39.90         146,971          $42.43
                                               ---------             ----            ------     -----------          ------
         $ 0.11 - $45.75                      12,228,313             7.94            $28.83       5,239,779          $24.08
                                              ==========             ====            ======     ===========          ======

    Stock-Based Compensation. Under APB 25, the Company generally recognizes no compensation expense with respect to stock-based awards to employees. Pro forma information regarding net income and net income per share is required by SFAS 123 for awards granted after September 30, 1995, as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS 123. The fair value method of the Company's stock-based awards to employees was estimated using the Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating fair value of traded options that have no vesting restrictions and are fully transferable. The Black-Scholes model requires the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:

                                      STOCK OPTION PLANS                      ESPP
                                --------------------------         -------------------------
                                1998       1997       1996         1998      1997       1996
                                ----       ----       ----         ----      ----       ----
Expected life (in years)         5.3        5.4        5.4         1.25       0.9        0.9
Risk-free interest rate          5.3%       6.3%       6.0%        5.5%       5.8%       5.6%
Volatility                      55.0%      55.1%      53.6%       55.0%      55.1%      53.6%


    The weighted-average estimated fair value of stock options granted during fiscal 1998, 1997 and 1996 was $20.32, $12.87 and $17.49 per share, respectively. The weighted-average estimated fair value of shares granted under the ESPP during fiscal 1998, 1997 and 1996 was $11.70, $10.74 and $9.64 per share, respectively. For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is generally amortized over the options' vesting period of four years (for options) and the six-month purchase period (for stock purchases under the ESPP). The Company's pro forma information is as follows:

                                                        YEARS ENDED SEPTEMBER 30,
                                              ------------------------------------------
(in thousands, except per share amounts)          1998            1997            1996
----------------------------------------      ----------      ----------      ----------
    Net income
      As reported                             $   89,446      $   81,750      $   16,802
      Pro forma                               $   44,680      $   53,878      $    5,239

    Earnings per share - basic
      As reported                             $     1.34      $     1.30      $     0.28
      Pro forma                               $     0.67      $     0.86      $     0.09

    Earnings per share - diluted
      As reported                             $     1.29      $     1.24      $     0.27
      Pro forma                               $     0.64      $     0.82      $     0.08

    Because SFAS 123 is applicable only to awards granted subsequent to September 30, 1995, its pro forma effect will not be fully reflected until fiscal 1999.

NOTE 6. INCOME TAXES

    The Company is entitled to a deduction for federal and state tax purposes with respect to employees' stock option activity. The net reduction in taxes otherwise payable arising from that deduction has been credited to additional paid-in capital.

The components of the provision for income taxes are as follows:

                                                                  YEARS ENDED SEPTEMBER 30,
                                                            --------------------------------------
(in thousands)                                                  1998           1997           1996
--------------                                              --------       --------       --------
Current:
  Federal                                                   $ 40,452       $ 26,998       $ 14,154
  State                                                        5,555          4,562          2,525
  Foreign                                                      2,662          5,875          5,083
                                                            --------       --------       --------
                                                              48,669         37,435         21,762
                                                            --------       --------       --------

Deferred:
  Federal                                                     (6,003)       (14,325)        (6,636)
  State                                                         (858)        (2,062)          (992)
  Foreign                                                        244            (29)           325
                                                            --------       --------       --------
                                                              (6,617)       (16,416)        (7,303)
                                                            --------       --------       --------

Charge equivalent to the federal and state tax benefit
  related to employee stock options                           13,767         30,024          8,967
                                                            --------       --------       --------
Provision for income taxes                                  $ 55,819       $ 51,043       $ 23,426
                                                            ========       ========       ========


The components of the Company's total income before provision for income taxes are as follows:

                                                           YEARS ENDED SEPTEMBER 30,
                                                   -------------------------------------
    (in thousands)                                   1998           1997          1996
    --------------                                 --------      --------       --------
    United States                                  $110,998      $122,284       $ 35,274
    Foreign                                           5,863        10,509          4,954
                                                   --------      --------       --------
                                                   $116,861      $132,793       $ 40,228
                                                   ========      ========       ========


The provision for income taxes differs from the amount obtained by applying the statutory federal income tax rate to income before income taxes as follows:

                                                           YEARS ENDED SEPTEMBER 30,
                                                    --------------------------------------
(in thousands)                                        1998           1997           1996
--------------                                      --------       --------       --------
Statutory federal tax                               $ 40,901       $ 46,477       $ 14,080
State tax, net of federal benefit                      6,121          6,712          2,231
Tax credits                                           (1,665)        (3,717)          (993)
Tax benefit from foreign sales corporation            (3,826)        (2,920)        (2,013)
Tax exempt income                                     (5,911)        (3,797)        (3,239)
Equity method for investments                             --            744             --
Foreign tax in excess of U.S. statutory tax              872          1,501            575
Non-deductible merger and acquisition expenses         7,379          6,884          1,500
In-process research and development expenses           9,888          1,921          8,694
Other                                                  2,060          2,673          2,591
Valuation Allowance                                       --         (5,435)            --
                                                    --------       --------       --------
                                                    $ 55,819       $ 51,043       $ 23,426
                                                    ========       ========       ========

    A net deferred tax asset of $30.5 million and $23.8 million is included in prepaid expenses, deferred taxes, and other at September 30, 1998 and 1997, respectively. The tax effects of temporary differences and carryforwards which give rise to significant portions of the deferred tax assets and liabilities are as follows:


                                                                 SEPTEMBER 30,
                                                            ----------------------
    (in thousands)                                            1998          1997
    --------------                                          -------        -------
Deferred tax assets:
  Tax credit carryovers                                     $    220       $    672
  Prepaid commissions                                             --            951
  Accounts receivable                                             --            618
  Deferred revenue                                             4,346          9,645
  Joint venture and acquisition costs                          4,882          7,912
  Reserves and other expenses not currently deductible        23,333         18,601
  Depreciation and amortization                                4,187            599
  Unrealized foreign exchange losses                             269             --
  Other                                                        1,187            670
                                                            --------       --------
    Deferred tax assets                                       38,424         39,668
Deferred tax liabilities:
  Depreciation and amortization                                   --           (932)
  Unrealized gain on securities investments                   (7,287)        (9,382)
  Unrealized foreign exchange gains                               --           (212)
  Net capitalized software development costs                    (674)        (2,994)
  Other                                                           --         (2,302)
                                                            --------       --------
    Deferred tax liabilities                                  (7,961)       (15,822)
                                                            --------       --------
Net deferred tax asset                                      $ 30,463       $ 23,846
                                                            ========       ========

    At September 30, 1998, the Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

    At September 30, 1998, the Company had alternative minimum tax credit carryovers of $0.2 million, which do not expire.

NOTE 7. GEOGRAPHIC AREA AND SIGNIFICANT CUSTOMER INFORMATION

    The Company operates in a single industry segment, the development, marketing, and support of electronic design automation software and systems products. The Company's foreign operations consist primarily of sales, marketing and service activities in subsidiaries throughout the world. No one customer accounted for more than ten percent of the Company's revenue in fiscal 1998, 1997 and 1996, respectively.

Summarized financial information by major geographic area is as follows:

                                                        YEARS ENDED SEPTEMBER 30,
                                               ----------------------------------------
    (in thousands)                                 1998          1997          1996
    --------------                             -----------    ----------    -----------
    Revenue:
      North America                            $   506,566    $  456,669    $   358,959
      Europe                                       128,347       109,760         88,856
      Pacific Rim                                  151,409       152,413        132,619
      Transfers between geographic areas           (68,382)      (71,886)       (54,835)
                                               -----------    ----------    -----------
         Consolidated                          $   717,940    $  646,956    $   525,599
                                               ===========    ==========    ===========
    Operating income:
      North America                            $    92,784    $   61,172    $    50,567
      Europe                                        30,995        17,110          8,483
      Pacific Rim                                   51,176        42,545        (28,790)
      Corporate and eliminations                   (84,078)      (12,395)       (59,240)
                                               -----------    ----------    -----------
         Consolidated                          $    90,877    $  108,432    $    28,600
                                               ===========    ==========    ===========
    Identifiable assets:
      North America                            $   416,156    $  352,308    $   312,983
      Europe                                        38,949        25,410         39,139
      Pacific Rim                                   53,376        57,739         41,330
      Corporate assets and eliminations            443,152       334,042        191,401
                                               -----------    ----------    -----------
         Consolidated                          $   951,633    $  769,499    $   584,853
                                               ===========    ==========    ===========

    Transfers between geographic areas represent both intercompany product and service revenue accounted for at prices representative of unaffiliated party transactions, and export shipments directly to customers. In fiscal 1998, identifiable assets in the Pacific Rim include $22.5 million of accounts receivable from customers located in Japan. Management believes allowances are adequate to cover any uncollectible amounts. Corporate assets consist primarily of cash and investments.

NOTE 8. SELECTED QUARTERLY DATA (UNAUDITED)

                                                                              THREE MONTHS ENDED
(in thousands, except per share data)                   DEC. 31          MAR. 31           JUN. 30        SEP. 30
-------------------------------------                 -----------      -----------      -----------      -----------
1998:
Revenue                                              $   174,212       $   170,105      $   179,606      $   194,017
Gross margin                                             150,720           148,815          156,280          168,358
Income (loss) before provision for income taxes
  income taxes and extraordinary items(1)                 (4,415)           38,325           51,695           31,256
Net income (loss)                                         (6,620)           25,174           33,834           37,058
Earnings (loss) per share
     Basic                                                 (0.10)             0.38             0.50             0.54
     Diluted                                               (0.10)             0.37             0.48             0.53
Market stock price range:(2)
     High                                            $     46.06       $     36.00      $     45.81      $     42.44
     Low                                             $     35.06       $     29.50      $     30.97      $     26.13

                                                                               THREE MONTHS ENDED
(in thousands, except per share data)                     DEC. 31          MAR. 31          JUN. 30          SEP. 30
-------------------------------------                   -----------      -----------      -----------      -----------
1997:
Revenue                                                 $   153,903      $   156,771      $   162,610      $   173,672
Gross margin                                                134,339          135,834          139,567          150,331
Income before provision for income taxes(3)                  37,444           17,516           37,049           40,784
Net income                                                   24,332            6,905           24,037           26,476
Earnings per share
   Basic                                                       0.39             0.11             0.38             0.41
   Diluted                                                     0.37             0.11             0.36             0.39
Market stock price range: (2)
     High                                               $     50.00       $    46.25       $    38.00      $     45.19
     Low                                                $     39.75       $    24.25       $    21.75      $     29.50

(1) Includes merger-related and other costs of $36.0 million, $11.9 million and $3.1 million, for the first, second and third quarters of fiscal 1998, respectively. Includes in-process research and development and other costs of $4.2 million and $28.9 million in the first and fourth quarters of fiscal 1998, respectively.


(2) The Company's common stock is traded on The Nasdaq Stock Market under the symbol "SNPS." The stock prices shown represent quotations among dealers without adjustments for retail markups, markdowns or commissions and may not represent actual transactions. As of October 3, 1998, there were approximately 734 stockholders of record. To date, the Company has paid no cash dividends on its capital stock, and has no current intention to do so.


(3) Includes merger-related and other costs of $11.4 million and in-process research and development and other costs of $5.5 million for the second quarter of fiscal 1997.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, payable by the Company in connection with the sale of common stock being registered hereunder. All amounts are estimates except the SEC registration fee and Nasdaq National Market listing fee.

                                                           AMOUNT TO BE PAID
                                                           -----------------
       SEC registration fee                                     $   712
       NASDAQ National Market listing fee                         2,000
       Legal fees and expenses                                   10,000
       Accounting fees and expenses                              10,000
       Miscellaneous expenses                                         0
                                                                -------
                              Total                             $22,712
                                                                =======


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

    Article X of the Company's Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permitted under Delaware law.

    Article VII of the Company's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the corporation to the fullest extent permitted under the General Corporation Law of Delaware.

    The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

    At present, there is no pending litigation or proceeding involving a director, officer, employee, or other agent of the Registrant in which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee, or other agent of the Registrant.

ITEM 16. EXHIBITS

     EXHIBIT NUMBER                 DESCRIPTION
     --------------                 -----------

           5.1*        Opinion of Brobeck, Phleger & Harrison LLP

          23.1* Consent of KPMG LLP, Independent Auditors (relating to the financial statements of Synopsys, Inc.)

          23.2*        Consent of Deloitte & Touche LLP, Independent Auditors
                       (relating to the financial statements of EPIC Design
                       Technology, Inc.)

          23.3*        Consent of Counsel (included in Exhibit 5.1)

          23.4*        Report of Deloitte & Touche LLP, Independent Auditors
                       (relating to the financial statements of EPIC Design
                       Technology, Inc.)

          24.1*        Power of Attorney (See page II-4)

----------
* Previously filed on August 4, 1999



ITEM 17. UNDERTAKINGS

    The Registrant hereby undertakes:

    1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (a) To include any prospectus required by Section 10(a)(3) of the Securities Act;

               (b) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

               (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (a) and (b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

    2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    4. That, for the purpose of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Exchange Act, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    5. To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    6. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on the 3rd day of September, 1999.


                                 SYNOPSYS, INC.


                                               By: /s/ David M. Sugishita
                                                   -----------------------------
                                                   David M. Sugishita
                                                   Chief Financial Officer





    Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



             SIGNATURE                               TITLE                           DATE
 ----------------------------------   -------------------------------------    -----------------

            *                         Chief Executive Officer                   September 3, 1999
 ----------------------------------   (Principal Executive Officer)
 Aart J. de Geus                      and Chairman of the Board of
                                      Directors

            *                         President, Chief Operating Officer        September 3, 1999
 ----------------------------------   and Director
 Chi-Foon Chan

            *                         Executive Vice President                  September 3, 1999
 ----------------------------------   and Director
 William W. Lattin

            *                         Director                                  September 3, 1999
 ----------------------------------
 Andy D. Bryant

            *                         Director                                  September 3, 1999
 ----------------------------------
 Deborah A. Coleman

            *                         Director                                  September 3, 1999
 ----------------------------------
 Harvey C. Jones, Jr.

            *                         Director                                  September 3, 1999
 ----------------------------------
 A. Richard Newton

             SIGNATURE                               TITLE                           DATE
 ----------------------------------   -------------------------------------    -----------------
              *                       Director                                  September 3, 1999
 ----------------------------------
 Sasson Somekh

              *                       Director                                  September 3, 1999
 ----------------------------------
 Steven C. Walske

 /s/ DAVID M. SUGISHITA               Chief Financial Officer                   September 3, 1999
 ----------------------------------   (Principal Financial Officer
 David M. Sugishita                   and Accounting Officer)



*By /s/  David M. Sugishita
    -----------------------
    (David M. Sugishita)
    Attorney-in-Fact